UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly Information- ITR

At March 31, 2021 and report on review of Quarterly Information

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2021	12.31.2020
1	Total Assets	1,219,867,000	1,178,600,000
1.01	Current Assets	121,557,000	100,863,000
1.01.01	Cash and Cash Equivalents	4,321,000	5,180,000
1.01.02	Marketable Securities	3,197,000	2,963,000
1.01.03	Trade and Other Receivables	52,846,000	44,321,000
1.01.04	Inventories	31,721,000	25,452,000
1.01.06	Recoverable Taxes	7,105,000	11,792,000
1.01.06.01	Current Recoverable Taxes	7,105,000	11,792,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,604,000	1,566,000
1.01.06.01.02	Other Recoverable Taxes	5,501,000	10,226,000
1.01.08	Other Current Assets	22,367,000	11,155,000
1.01.08.01	Non-Current Assets Held for Sale	11,733,000	3,582,000
1.01.08.03	Others	10,634,000	7,573,000
1.01.08.03.03	Others	10,634,000	7,573,000
1.02	Non-Current Assets	1,098,310,000	1,077,737,000
1.02.01	Long-Term Receivables	97,518,000	88,516,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	230,000	226,000
1.02.01.04	Trade and Other Receivables	12,322,000	11,369,000
1.02.01.07	Deferred Taxes	43,654,000	36,351,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	27,598,000	20,518,000
1.02.01.07.02	Deferred Taxes and Contributions	16,056,000	15,833,000
1.02.01.10	Other Non-Current Assets	41,312,000	40,570,000
1.02.01.10.04	Judicial Deposits	38,515,000	37,487,000
1.02.01.10.05	Other Long-Term Assets	2,797,000	3,083,000
1.02.02	Investments	268,669,000	241,875,000
1.02.03	Property, Plant and Equipment	654,942,000	670,088,000
1.02.04	Intangible Assets	77,181,000	77,258,000

3

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	03.31.2021	12.31.2020
2	Total Liabilities	1,219,867,000	1,178,600,000
2.01	Current Liabilities	232,164,000	227,895,000
2.01.01	Payroll, Profit Sharing and Related Charges	8,922,000	9,418,000
2.01.02	Trade Payables	34,686,000	75,543,000
2.01.03	Taxes Obligations	226,000	225,000
2.01.03.01	Federal Taxes Obligations	226,000	225,000
2.01.03.01.01	Income Tax and Social Contribution Payable	226,000	225,000
2.01.04	Current Debt and Finance Lease Obligations	155,852,000	107,666,000
2.01.04.01	Current Debt	124,301,000	76,783,000
2.01.04.03	Lease Obligations	31,551,000	30,883,000
2.01.05	Other Liabilities	24,835,000	23,625,000
2.01.05.02	Others	24,835,000	23,625,000
2.01.05.02.01	Dividends and Interest on Capital Payable	4,433,000	4,411,000
2.01.05.02.04	Taxes and Contributions	14,252,000	13,270,000
2.01.05.02.06	Other liabilities	6,150,000	5,944,000
2.01.06	Provisions	3,679,000	8,049,000
2.01.06.02	Other Provisions	3,679,000	8,049,000
2.01.06.02.04	Pension and Medical Benefits	3,679,000	8,049,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	3,964,000	3,369,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	3,964,000	3,369,000
2.02	Non-Current Liabilities	674,308,000	642,295,000
2.02.01	Non-Current Debt and Finance Lease Obligations	476,130,000	447,895,000
2.02.01.01	Non-Current Debt	381,118,000	357,491,000
2.02.01.03	Lease Obligations	95,012,000	90,404,000
2.02.02	Other Liabilities	1,761,000	1,810,000
2.02.02.02	Others	1,761,000	1,810,000
2.02.02.02.03	Income Tax and Social Contribution	1,761,000	1,810,000
2.02.04	Provisions	196,417,000	192,590,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	9,559,000	10,301,000
2.02.04.02	Other Provisions	186,858,000	182,289,000
2.02.04.02.04	Pension and Medical Benefits	74,989,000	74,209,000
2.02.04.02.05	Provision for Decommissioning Costs	96,199,000	97,194,000
2.02.04.02.07	Other Provisions	15,670,000	10,886,000
2.03	Shareholders' Equity	313,395,000	308,410,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(1,051,000)	2,665,000
2.03.04	Profit Reserves	128,463,000	127,296,000
2.03.08	Other Comprehensive Income	(19,449,000)	(26,983,000)

4

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Income (R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 03/31/2021	Accumulated of the Previous Year 01/01/2020 to 03/31/2020
3.01	Sales Revenues	88,816,000	68,109,000
3.02	Cost of Sales	(46,030,000)	(42,082,000)
3.03	Gross Profit	42,786,000	26,027,000
3.04	Operating Expenses / Income	(7,852,000)	(56,805,000)
3.04.01	Selling Expenses	(5,415,000)	(5,137,000)
3.04.02	General and Administrative Expenses	(1,220,000)	(1,430,000)
3.04.05	Other Operating Expenses	(4,112,000)	(56,945,000)
3.04.05.01	Other Taxes	(468,000)	(358,000)
3.04.05.02	Research and Development Expenses	(639,000)	(422,000)
3.04.05.03	Exploration Costs	(1,193,000)	(465,000)
3.04.05.05	Other Operating Expenses, Net	(1,123,000)	(74,000)
3.04.05.07	Impairment of Assets Charges / Reversals	(689,000)	(55,626,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	2,895,000	6,707,000
3.05	Net Income Before Financial Results and Income Taxes	34,934,000	(30,778,000)
3.06	Finance Income (Expenses), Net	(32,476,000)	(44,082,000)
3.06.01	Finance Income	467,000	1,014,000
3.06.01.01	Finance Income	467,000	1,014,000
3.06.02	Finance Expenses	(32,943,000)	(45,096,000)
3.06.02.01	Finance Expenses	(7,655,000)	(8,678,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(25,288,000)	(36,418,000)
3.07	Net Income Before Income Taxes	2,458,000	(74,860,000)
3.08	Income Tax and Social Contribution	(1,291,000)	26,337,000
3.08.01	Current	−	120,000
3.08.02	Deferred	(1,291,000)	26,217,000
3.09	Net Income from Continuing Operations	1,167,000	(48,523,000)
3.11	Income / (Loss) for the Period	1,167,000	(48,523,000)
3.99.01.01	Ordinary Shares	−	(4)
3.99.01.02	Preferred Shares	−	(4)
3.99.01	Income per Share
3.99.02.01	Ordinary Shares	0.09	(3.72)
3.99.02.02	Preferred Shares	0.09	(3.72)
3.99.02	Diluted Income per Share

5

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 03/31/2021	Accumulated of the Previous Year 01/01/2020 to 03/31/2020
4.01	Net Income for the Period	1,167,000	(48,523,000)
4.02	Other Comprehensive Income	7,534,000	(15,189,000)
4.02.03	Cumulative Translation Adjustments	24,285,000	49,419,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	−	(10,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(30,521,000)	(100,044,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,903,000	6,096,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	8,370,000	31,942,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(503,000)	(2,592,000)
4.03	Total Comprehensive Income for the Period	8,701,000	(63,712,000)
6

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 03/31/2021 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000
5.04	Capital Transactions with Owners	−	(3,716,000)	−	−	−	(3,716,000)
5.04.08	Change in Interest in Subsidiaries	−	(3,716,000)	−	−	−	(3,716,000)
5.05	Total of Comprehensive Income	−	−	−	1,167,000	7,534,000	8,701,000
5.05.01	Net Income for the Period	−	−	−	1,167,000	−	1,167,000
5.05.02	Other Comprehensive Income	−	−	−	−	7,534,000	7,534,000
5.07	Balance at the End of the Period	205,432,000	(1,051,000)	127,296,000	1,167,000	(19,449,000)	313,395,000
7

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 03/31/2020 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000
5.04	Capital Transactions with Owners	−	−	−	(2,000)	2,000	−
5.04.09	Realization of the Deemed Cost	−	−	−	(2,000)	2,000	−
5.05	Total of Comprehensive Income	−	−	−	(48,523,000)	(15,189,000)	(63,712,000)
5.05.01	Net Income for the Period	−	−	−	(48,523,000)	−	(48,523,000)
5.05.02	Other Comprehensive Income	−	−	−	−	(15,189,000)	(15,189,000)
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(48,525,000)	(52,356,000)	231,829,000

b

8

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 03/31/2021	Accumulated of the Previous Year 01/01/2020 to 03/31/2020
6.01	Net cash provided by operating activities	28,067,000	11,024,000
6.01.01	Cash provided by operating activities	50,986,000	37,215,000
6.01.01.01	Net Income (loss) for the period	1,167,000	(48,523,000)
6.01.01.02	Pension and medical benefits (actuarial expense)	1,661,000	2,060,000
6.01.01.03	Results in equity-accounted investments	(2,895,000)	(6,707,000)
6.01.01.04	Depreciation, depletion and amortization	16,905,000	17,895,000
6.01.01.05	Impairment of assets (reversal)	689,000	55,626,000
6.01.01.06	Exploratory expenditures write-offs	740,000	117,000
6.01.01.08	Foreign exchange, indexation and finance charges	31,680,000	43,502,000
6.01.01.09	Deferred income taxes, net	1,291,000	(26,217,000)
6.01.01.10	Allowance for expected credit losses	(52,000)	420,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	−	388,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,055,000	856,000
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(856,000)	383,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(399,000)	(2,585,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(22,919,000)	(26,191,000)
6.01.02.01	Trade and other receivables, net	(3,112,000)	(18,387,000)
6.01.02.02	Inventories	(7,824,000)	(89,000)
6.01.02.03	Judicial deposits	(825,000)	(1,959,000)
6.01.02.05	Other assets	(801,000)	960,000
6.01.02.06	Trade payables	(8,683,000)	(757,000)
6.01.02.07	Other taxes payable	5,465,000	(2,202,000)
6.01.02.08	Pension and medical benefits	(5,252,000)	(1,612,000)
6.01.02.09	Provisions for legal proceedings	(742,000)	(688,000)
6.01.02.10	Short-term benefits	(455,000)	(504,000)
6.01.02.11	Income tax and social contribution paid	(34,000)	(832,000)
6.01.02.12	Provision for Decommissioning Costs	(885,000)	(546,000)
6.01.02.14	Other liabilities	229,000	425,000
6.02	Net cash used in investing activities	(54,511,000)	(11,024,000)
6.02.01	Acquisition of PP&E and intangibles assets	(41,328,000)	(16,276,000)
6.02.02	Decrease (increase) in investments in investees	−	(605,000)
6.02.03	Proceeds from disposal of assets - Divestment	1,365,000	3,000
6.02.04	Divestment (investment) in marketable securities	(15,539,000)	5,711,000
6.02.05	Dividends received	991,000	143,000
6.03	Net cash used in financing activities	25,585,000	(491,000)
6.03.02	Proceeds from financing	63,976,000	49,199,000
6.03.03	Repayment of principal - finance debt	(22,151,000)	(28,570,000)
6.03.04	Repayment of interest - finance debt	(7,774,000)	(4,697,000)
6.03.05	Dividends paid to shareholders of Petrobras	−	(4,427,000)
6.03.08	Settlement of lease liabilities	(8,466,000)	(11,996,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(859,000)	(491,000)
6.05.01	Cash and cash equivalents at the beginning of the year	5,180,000	4,322,000
6.05.02	Cash and cash equivalents at the end of the period	4,321,000	3,831,000
9

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 03/31/2021	Accumulated of the Previous Year 01/01/2020 to 03/31/2020
7.01	Sales Revenues	120,559,000	95,614,000
7.01.01	Sales of Goods and Services	110,642,000	87,471,000
7.01.02	Other Revenues	2,740,000	1,011,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	7,125,000	7,552,000
7.01.04	Allowance for expected credit losses	52,000	(420,000)
7.02	Inputs Acquired from Third Parties	(34,815,000)	(83,689,000)
7.02.01	Cost of Sales	(20,466,000)	(10,262,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(5,305,000)	(10,074,000)
7.02.03	Impairment Charges / Reversals of Assets	(689,000)	(55,626,000)
7.02.04	Others	(8,355,000)	(7,727,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(8,355,000)	(7,339,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	−	(388,000)
7.03	Gross Added Value	85,744,000	11,925,000
7.04	Retentions	(18,081,000)	(19,205,000)
7.04.01	Depreciation, Amortization and Depletion	(18,081,000)	(19,205,000)
7.05	Net Added Value Produced	67,663,000	(7,280,000)
7.06	Transferred Added Value	3,783,000	8,090,000
7.06.01	Share of Profit of Equity-Accounted Investments	2,895,000	6,707,000
7.06.02	Finance Income	467,000	1,014,000
7.06.03	Others	421,000	369,000
7.06.03.01	Rentals, royalties and others	421,000	369,000
7.07	Total Added Value to be Distributed	71,446,000	810,000
7.08	Distribution of Added Value	71,446,000	810,000
7.08.01	Employee Compensation	6,092,000	6,238,000
7.08.01.01	Salaries	3,776,000	3,278,000
7.08.01.02	Fringe Benefits	2,090,000	2,707,000
7.08.01.03	Unemployment Benefits (FGTS)	226,000	253,000
7.08.02	Taxes and Contributions	28,795,000	(4,667,000)
7.08.02.01	Federal	21,731,000	(10,017,000)
7.08.02.02	State	7,025,000	5,236,000
7.08.02.03	Municipal	39,000	114,000
7.08.03	Return on Third-Party Capital	35,392,000	47,762,000
7.08.03.01	Interest	34,086,000	46,318,000
7.08.03.02	Rental Expenses	1,306,000	1,444,000
7.08.04	Return on Shareholders' Equity	1,167,000	(48,523,000)
7.08.04.03	Retained Earnings / (Losses) for the Period	1,167,000	(48,523,000)

10

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2021	12.31.2020
1	Total Assets	998,283,000	987,419,000
1.01	Current Assets	153,972,000	142,323,000
1.01.01	Cash and Cash Equivalents	68,155,000	60,856,000
1.01.02	Marketable Securities	3,299,000	3,424,000
1.01.03	Trade and Other Receivables	13,432,000	24,584,000
1.01.04	Inventories	39,730,000	29,500,000
1.01.06	Recoverable Taxes	8,552,000	13,483,000
1.01.06.01	Current Recoverable Taxes	8,552,000	13,483,000
1.01.06.01.01	Current Income Tax and Social Contribution	2,237,000	2,170,000
1.01.06.01.02	Other Recoverable Taxes	6,315,000	11,313,000
1.01.08	Other Current Assets	20,804,000	10,476,000
1.01.08.01	Non-Current Assets Held for Sale	11,650,000	4,081,000
1.01.08.03	Others	9,154,000	6,395,000
1.01.08.03.03	Others	9,154,000	6,395,000
1.02	Non-Current Assets	844,311,000	845,096,000
1.02.01	Long-Term Receivables	113,969,000	104,974,000
1.02.01.03	Marketable Securities measured at amortized cost	231,000	227,000
1.02.01.04	Trade and Other Receivables	14,666,000	13,675,000
1.02.01.07	Deferred Taxes	57,437,000	49,935,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	40,807,000	33,524,000
1.02.01.07.02	Deferred Taxes and Contributions	16,630,000	16,411,000
1.02.01.10	Other Non-Current Assets	41,635,000	41,137,000
1.02.01.10.04	Judicial Deposits	38,881,000	37,838,000
1.02.01.10.05	Other Long-Term Assets	2,754,000	3,299,000
1.02.02	Investments	18,044,000	17,010,000
1.02.03	Property, Plant and Equipment	634,712,000	645,434,000
1.02.04	Intangible Assets	77,586,000	77,678,000

11

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	03.31.2021	12.31.2020
2	Total Liabilities	998,283,000	987,419,000
2.01	Current Liabilities	124,469,000	136,287,000
2.01.01	Payroll, Profit Sharing and Related Charges	9,655,000	10,150,000
2.01.02	Trade Payables	29,057,000	35,645,000
2.01.03	Taxes Obligations	832,000	1,029,000
2.01.03.01	Federal Taxes Obligations	832,000	1,029,000
2.01.03.01.01	Income Tax and Social Contribution Payable	832,000	1,029,000
2.01.04	Current Debt and Lease Obligations	49,349,000	51,364,000
2.01.04.01	Current Debt	18,755,000	21,751,000
2.01.04.03	Lease Obligations	30,594,000	29,613,000
2.01.05	Other Liabilities	27,931,000	26,491,000
2.01.05.02	Others	27,931,000	26,491,000
2.01.05.02.01	Dividends and Interest on Capital Payable	4,482,000	4,457,000
2.01.05.02.04	Taxes and Contributions	14,549,000	13,696,000
2.01.05.02.06	Other liabilities	8,900,000	8,338,000
2.01.06	Provisions	3,679,000	8,049,000
2.01.06.02	Other Provisions	3,679,000	8,049,000
2.01.06.02.04	Pension and Medical Benefits	3,679,000	8,049,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	3,966,000	3,559,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	3,966,000	3,559,000
2.02	Non-Current Liabilities	553,569,000	539,982,000
2.02.01	Non-Current Debt and Finance Lease Obligations	354,967,000	341,184,000
2.02.01.01	Non-Current Debt	267,917,000	258,287,000
2.02.01.03	Lease Obligations	87,050,000	82,897,000
2.02.02	Other Liabilities	1,802,000	1,853,000
2.02.02.02	Others	1,802,000	1,853,000
2.02.02.02.03	Income Tax and Social Contribution	1,802,000	1,853,000
2.02.03	Deferred Taxes	1,205,000	1,015,000
2.02.03.01	Deferred Taxes	1,205,000	1,015,000
2.02.04	Provisions	195,595,000	195,930,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,334,000	11,427,000
2.02.04.02	Other Provisions	185,261,000	184,503,000
2.02.04.02.04	Pension and Medical Benefits	76,306,000	75,454,000
2.02.04.02.05	Provision for Decommissioning Costs	96,637,000	97,595,000
2.02.04.02.07	Other Provisions	12,318,000	11,454,000
2.03	Shareholders' Equity	320,245,000	311,150,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(1,267,000)	2,449,000
2.03.04	Profit Reserves	128,679,000	127,512,000
2.03.08	Other Comprehensive Income	(19,449,000)	(26,983,000)
2.03.09	Non-controlling interests	6,850,000	2,740,000

12

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 03/31/2021	Accumulated of the Previous Year 01/01/2020 to 03/31/2020
3.01	Sales Revenues	86,174,000	75,469,000
3.02	Cost of Sales	(42,141,000)	(43,854,000)
3.03	Gross Profit	44,033,000	31,615,000
3.04	Operating Expenses / Income	(10,129,000)	(77,055,000)
3.04.01	Selling Expenses	(5,198,000)	(5,914,000)
3.04.02	General and Administrative Expenses	(1,496,000)	(1,820,000)
3.04.05	Other Operating Expenses	(4,454,000)	(67,882,000)
3.04.05.01	Other Taxes	(581,000)	(517,000)
3.04.05.02	Research and Development Expenses	(639,000)	(422,000)
3.04.05.03	Exploration Costs	(1,196,000)	(468,000)
3.04.05.05	Other Operating Expenses, Net	(1,530,000)	(1,174,000)
3.04.05.07	Impairment of Assets Charges / Reversals	(508,000)	(65,301,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	1,019,000	(1,439,000)
3.05	Net Income Before Financial Results and Income Taxes	33,904,000	(45,440,000)
3.06	Finance Income (Expenses), Net	(30,748,000)	(21,178,000)
3.06.01	Finance Income	676,000	798,000
3.06.01.01	Finance Income	676,000	798,000
3.06.02	Finance Expenses	(31,424,000)	(21,976,000)
3.06.02.01	Finance Expenses	(6,613,000)	(7,416,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(24,811,000)	(14,560,000)
3.07	Net Income Before Income Taxes	3,156,000	(66,618,000)
3.08	Income Tax and Social Contribution	(1,880,000)	16,894,000
3.08.01	Current	(649,000)	(597,000)
3.08.02	Deferred	(1,231,000)	17,491,000
3.09	Net Income from Continuing Operations	1,276,000	(49,724,000)
3.11	Income / (Loss) for the Period	1,276,000	(49,724,000)
3.11.01	Attributable to Shareholders of Petrobras	1,167,000	(48,523,000)
3.11.02	Attributable to Non-Controlling Interests	109,000	(1,201,000)
3.99.01.01	Ordinary Shares	−	(4)
3.99.01.02	Preferred Shares	−	(4)
3.99.01	Income per Share
3.99.02.01	Ordinary Shares	0.09	(3.72)
3.99.02.02	Preferred Shares	0.09	(3.72)
3.99.02	Diluted Income per Share

13

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 03/31/2021	Accumulated of the Previous Year 01/01/2020 to 03/31/2020
4.01	Net Income for the Period	1,276,000	(49,724,000)
4.02	Other Comprehensive Income	7,925,000	(14,295,000)
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	(15,000)	2,000
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	(1,000)
4.02.03	Cumulative Translation Adjustments	24,676,000	50,312,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	−	(10,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(30,521,000)	(100,044,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	6,094,000	6,449,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	8,305,000	31,822,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(614,000)	(2,825,000)
4.03	Total Comprehensive Income for the Period	9,201,000	(64,019,000)
4.03.01	Attributable to Shareholders of Petrobras	8,701,000	(63,712,000)
4.03.02	Attributable to Non-controlling Interests	500,000	(307,000)

14

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 03/31/2021 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000	2,740,000	311,150,000
5.04	Capital Transactions with Owners	−	(3,716,000)	−	−	−	(3,716,000)	3,610,000	(106,000)
5.04.01	Capital Increases	−	−	−	−	−	−	11,000	11,000
5.04.06	Dividends	−	−	−	−	−	−	(14,000)	(14,000)
5.04.08	Capital Transactions	−	(3,716,000)	−	−	−	(3,716,000)	3,613,000	(103,000)
5.05	Total of Comprehensive Income	−	−	−	1,167,000	7,534,000	8,701,000	500,000	9,201,000
5.05.01	Net Income for the Period	−	−	−	1,167,000	−	1,167,000	109,000	1,276,000
5.05.02	Other Comprehensive Income	−	−	−	−	7,534,000	7,534,000	391,000	7,925,000
5.07	Balance at the End of the Period	205,432,000	(1,051,000)	127,296,000	1,167,000	(19,449,000)	313,395,000	6,850,000	320,245,000
15

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 03/31/2020 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000	3,596,000	299,137,000
5.04	Capital Transactions with Owners	−	−	−	(2,000)	2,000	−	(193,000)	(193,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(193,000)	(193,000)
5.04.09	Realization of the Deemed Cost	−	−	−	(2,000)	2,000	−	−	−
5.05	Total of Comprehensive Income	−	−	−	(48,523,000)	(15,189,000)	(63,712,000)	(307,000)	(64,019,000)
5.05.01	Net Income for the Period	−	−	−	(48,523,000)	−	(48,523,000)	(1,201,000)	(49,724,000)
5.05.02	Other Comprehensive Income	−	−	−	−	(15,189,000)	(15,189,000)	894,000	(14,295,000)
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(48,525,000)	(52,356,000)	231,829,000	3,096,000	234,925,000
16

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 03/31/2021	Accumulated of the Previous Year 01/01/2020 to 03/31/2020
6.01	Net cash provided by operating activities	40,070,000	34,991,000
6.01.01	Cash provided by operating activities	50,837,000	38,708,000
6.01.01.01	Net Income (loss) for the period	1,276,000	(49,724,000)
6.01.01.02	Pension and medical benefits (actuarial expense)	1,726,000	2,157,000
6.01.01.03	Results of equity-accounted investments	(1,019,000)	1,439,000
6.01.01.04	Depreciation, depletion and amortization	15,630,000	15,758,000
6.01.01.05	Impairment of assets (reversal)	508,000	65,301,000
6.01.01.06	Exploratory expenditures write-offs	740,000	117,000
6.01.01.08	Foreign exchange, indexation and finance charges	30,244,000	18,440,000
6.01.01.09	Deferred income taxes, net	1,231,000	(17,491,000)
6.01.01.10	Allowance for expected credit losses	(86,000)	474,000
6.01.01.11	Inventory write-down (write-back) to net realizable value	(6,000)	1,389,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,062,000	858,000
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(74,000)	446,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(395,000)	(456,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(10,767,000)	(3,717,000)
6.01.02.01	Trade and other receivables, net	(479,000)	4,090,000
6.01.02.02	Inventories	(10,793,000)	2,558,000
6.01.02.03	Judicial deposits	(839,000)	(1,961,000)
6.01.02.05	Other assets	137,000	(1,523,000)
6.01.02.06	Trade payables	3,375,000	(3,242,000)
6.01.02.07	Other taxes payable	6,106,000	(2,143,000)
6.01.02.08	Pension and medical benefits	(5,253,000)	(1,614,000)
6.01.02.09	Provisions for legal proceedings	(1,159,000)	(645,000)
6.01.02.10	Short-term benefits	(468,000)	(493,000)
6.01.02.11	Income tax and social contribution paid	(710,000)	(1,120,000)
6.01.02.12	Provision for Decommissioning Costs	(887,000)	(546,000)
6.01.02.14	Other liabilities	203,000	2,922,000
6.02	Net cash used in investing activities	(7,427,000)	(6,664,000)
6.02.01	Acquisition of PP&E and intangibles assets	(8,981,000)	(8,342,000)
6.02.02	Decrease (increase) in investments in assets	(4,000)	15,000
6.02.03	Proceeds from disposal of assets - Divestment	1,054,000	1,168,000
6.02.04	Divestment (investment) in marketable securities	138,000	295,000
6.02.05	Dividends received	366,000	200,000
6.03	Net cash used in financing activities	(30,822,000)	12,799,000
6.03.01	Investments by non-controlling interest	(102,000)	(186,000)
6.03.02	Proceeds from financing	299,000	48,777,000
6.03.03	Repayment of principal - finance debt	(17,080,000)	(19,570,000)
6.03.04	Repayment of interest - finance debt	(5,898,000)	(4,938,000)
6.03.05	Dividends paid to shareholders of Petrobras	−	(4,427,000)
6.03.06	Dividends paid to non-controlling interests	(1,000)	(35,000)
6.03.08	Settlement of lease liabilities	(8,040,000)	(6,822,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	5,408,000	9,556,000
6.05	Net increase/ (decrease) in cash and cash equivalents	7,229,000	50,682,000
6.05.01	Cash and cash equivalents at the beginning of the year	60,930,000	29,729,000
6.05.02	Cash and cash equivalents at the end of the period	68,159,000	80,411,000

17

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 03/31/2021	Accumulated of the Previous Year 01/01/2020 to 03/31/2020
7.01	Sales Revenues	121,529,000	102,743,000
7.01.01	Sales of Goods and Services	108,137,000	94,944,000
7.01.02	Other Revenues	4,225,000	331,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	9,081,000	7,942,000
7.01.04	Allowance for expected credit losses	86,000	(474,000)
7.02	Inputs Acquired from Third Parties	(34,614,000)	(97,597,000)
7.02.01	Cost of Sales	(20,262,000)	(11,876,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(5,988,000)	(12,256,000)
7.02.03	Impairment Charges / Reversals of Assets	(508,000)	(65,301,000)
7.02.04	Others	(7,856,000)	(8,164,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(7,862,000)	(6,775,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	6,000	(1,389,000)
7.03	Gross Added Value	86,915,000	5,146,000
7.04	Retentions	(16,805,000)	(17,068,000)
7.04.01	Depreciation, Amortization and Depletion	(16,805,000)	(17,068,000)
7.05	Net Added Value Produced	70,110,000	(11,922,000)
7.06	Transferred Added Value	1,877,000	(479,000)
7.06.01	Share of Profit of Equity-Accounted Investments	1,019,000	(1,439,000)
7.06.02	Finance Income	676,000	798,000
7.06.03	Others	182,000	162,000
7.06.03.01	Rentals, royalties and others	182,000	162,000
7.07	Total Added Value to be Distributed	71,987,000	(12,401,000)
7.08	Distribution of Added Value	71,987,000	(12,401,000)
7.08.01	Employee Compensation	6,763,000	7,190,000
7.08.01.01	Salaries	4,283,000	3,945,000
7.08.01.02	Fringe Benefits	2,227,000	2,941,000
7.08.01.03	Unemployment Benefits (FGTS)	253,000	304,000
7.08.02	Taxes and Contributions	30,229,000	5,728,000
7.08.02.01	Federal	22,910,000	71,000
7.08.02.02	State	7,171,000	5,437,000
7.08.02.03	Municipal	148,000	220,000
7.08.03	Return on Third-Party Capital	33,719,000	24,405,000
7.08.03.01	Interest	32,582,000	23,209,000
7.08.03.02	Rental Expenses	1,137,000	1,196,000
7.08.04	Return on Shareholders' Equity	1,276,000	(49,724,000)
7.08.04.03	Retained Earnings / (Losses) for the Period	1,167,000	(48,523,000)
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	109,000	(1,201,000)

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2020, which include the full set of notes.

The interim consolidated and separate financial statements (Parent Company) have been prepared and are presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB), and with the pronouncement CPC 21 (R1) – Demonstrações Intermediárias as issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). All financial statements relevant information is being evidenced and corresponds to the ones used by the Company’s Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 13, 2021.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2020.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	Consolidated
	03.31.2021	12.31.2020
Cash at bank and in hand	3,770	2,868
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	17,830	13,469
Other investment funds	627	143
	18,457	13,612
- Abroad
Time deposits	11,947	13,376
Automatic investing accounts and interest checking accounts	32,095	29,274
Other financial investments	1,886	1,726
	45,928	44,376
Total short-term financial investments	64,385	57,988
Total cash and cash equivalents	68,155	60,856

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

The main funds generated were substantially provided by operating cash generation of R$ 40,070, proceeds from divestments of R$ 1,054 and by the exchange rate effect on the balances of cash and cash equivalents from financial investments abroad of R$ 5,408.

The main uses of funds in the period ended March 31, 2021 were for debt service obligations, including pre-payments of debt in the international banking market, repurchase of securities in the international capital market, and amortization of leases, in the total of R$ 31,018 and investments in the amount of R$ 8,981.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.2.	Marketable securities
		Consolidated
	03.31.2021	12.31.2020
Fair value through profit or loss	3,279	3,388
Amortized cost	251	263
Total	3,530	3,651
Current	3,299	3,424
Non-current	231	227

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

4.	Sales revenues
	Consolidated
	2021 Jan-Mar	2020 Jan-Mar
Gross sales	108,137	94,944
Sales taxes (*)	(21,963)	(19,475)
Sales revenues	86,174	75,469
Diesel	25,161	18,023
Automotive gasoline	11,068	8,327
Liquefied petroleum gas	5,018	4,010
Jet fuel	2,328	3,721
Naphtha	1,812	2,976
Fuel oil (including bunker fuel)	1,829	1,165
Other oil products	4,815	3,069
Subtotal oil products	52,031	41,291
Natural gas	5,678	5,372
Nitrogen products and renewables	74	117
Breakage	365	407
Electricity	2,970	1,250
Services, agency and others	1,166	703
Domestic market	62,284	49,140
Exports	22,800	24,711
Crude oil	15,462	19,006
Fuel oil (including bunker fuel)	6,598	4,652
Other oil products and other products	740	1,053
Sales abroad (**)	1,090	1,618
Foreign Market	23,890	26,329
Sales revenues	86,174	75,469

(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the three-month periods ended March 31, 2021 and 2020, sales to BR Distribuidora represent more than 10% of the Company sales revenues, mainly associated with the refining, transportation and marketing segment.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature
5.1.	Cost of sales
	Consolidated
	2021	2020
	Jan-Mar	Jan-Mar
Raw material, products for resale, materials and third-party services (*)	(14,593)	(19,912)
Depreciation, depletion and amortization	(12,242)	(12,793)
Production taxes	(12,911)	(8,031)
Employee compensation	(2,395)	(3,118)
Total	(42,141)	(43,854)
(*) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
	Consolidated
	2021	2020
	Jan-Mar	Jan-Mar
Materials, third-party services, freight, rent and other related costs	(4,299)	(5,105)
Depreciation, depletion and amortization	(814)	(549)
Allowance for expected credit losses	31	(46)
Employee compensation	(116)	(214)
Total	(5,198)	(5,914)

5.3.	General and administrative expenses
	Consolidated
	2021	2020
	Jan-Mar	Jan-Mar
Employee compensation	(1,013)	(1,277)
Materials, third-party services, rent and other related costs	(351)	(416)
Depreciation, depletion and amortization	(132)	(127)
Total	(1,496)	(1,820)

6.	Other income and expenses
	Consolidated
	2021	2020
	Jan-Mar	Jan-Mar
Unscheduled stoppages and pre-operating expenses	(1,641)	(1,584)
Pension and medical benefits – retirees	(1,189)	(1,327)
Variable compensation program	(528)	171
Equalization of expenses - Production Individualization Agreements	(244)	111
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(183)	−
Profit Sharing	(157)	(25)
Gains/(losses) with Commodities Derivatives	(126)	1,037
Gains / (losses) on decommissioning of returned/abandoned areas	(35)	(6)
Voluntary Separation Incentive Plan – PDV	21	(187)
Fines imposed on suppliers	160	225
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	257	(446)
Gains / (losses) related to legal, administrative and arbitration proceedings	294	(281)
Early termination and cash outflows revision of lease agreements	395	457
Expenses/Reimbursements from E&P partnership operations	552	856
Amounts recovered from Lava Jato investigation	790	96
Others	104	(271)
Total	(1,530)	(1,174)

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.	Net finance income (expense)
	Consolidated
	2021	2020
	Jan-Mar	Jan-Mar
Finance income	676	798
Income from investments and marketable securities (Government Bonds)	160	298
Others	516	500
Finance expenses	(6,613)	(7,416)
Interest on finance debt	(4,119)	(4,545)
Unwinding of discount on lease liabilities	(1,607)	(1,517)
Discount and premium on repurchase of debt securities	(1,013)	(1,245)
Capitalized borrowing costs	1,154	1,234
Unwinding of discount on the provision for decommissioning costs	(1,027)	(853)
Other finance expenses and income, net	(1)	(490)
Foreign exchange gains (losses) and indexation charges	(24,811)	(14,560)
Foreign Exchange (*)	(18,727)	(8,382)
Reclassification of hedge accounting to the Statement of Income (*)	(6,094)	(6,449)
Others	10	271
Total	(30,748)	(21,178)
(*) For more information, see notes 29.3.c and 29.3.a.

8.	Net income by operating segment

Consolidated Statement of Income by operating segment – Jan-Mar/2021

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	63,952	76,741	12,087	836	(67,442)	86,174
Intersegments	62,783	1,282	3,026	351	(67,442)	−
Third parties	1,169	75,459	9,061	485	−	86,174
Cost of sales	(28,636)	(64,975)	(7,271)	(823)	59,564	(42,141)
Gross profit	35,316	11,766	4,816	13	(7,878)	44,033
Expenses	(2,888)	(2,186)	(4,103)	(1,943)	(28)	(11,148)
Selling	(1)	(1,839)	(3,301)	(29)	(28)	(5,198)
General and administrative	(178)	(180)	(94)	(1,044)	−	(1,496)
Exploration costs	(1,196)	−	−	−	−	(1,196)
Research and development	(467)	(11)	(27)	(134)	−	(639)
Other taxes	(91)	(220)	(127)	(143)	−	(581)
Impairment	(538)	−	−	30	−	(508)
Other income and expenses	(417)	64	(554)	(623)	−	(1,530)
Net income (loss) before financial results and income taxes	32,428	9,580	713	(1,930)	(7,906)	32,885
Net finance income (expenses)	−	−	−	(30,748)	−	(30,748)
Results in equity-accounted investments	126	616	215	62	−	1,019
Net Income (loss) before income taxes	32,554	10,196	928	(32,616)	(7,906)	3,156
Income taxes	(11,025)	(3,257)	(242)	9,956	2,688	(1,880)
Net income (loss) of the period	21,529	6,939	686	(22,660)	(5,218)	1,276
Attributable to:
Shareholders of Petrobras	21,533	6,939	558	(22,645)	(5,218)	1,167
Non-controlling interests	(4)	−	128	(15)	−	109
	21,529	6,939	686	(22,660)	(5,218)	1,276

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Mar/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	47,575	68,160	10,467	857	(51,590)	75,469
Intersegments	46,658	1,328	3,336	268	(51,590)	−
Third parties	917	66,832	7,131	589	−	75,469
Cost of sales	(26,224)	(68,162)	(5,905)	(830)	57,267	(43,854)
Gross profit	21,351	(2)	4,562	27	5,677	31,615
Expenses	(65,967)	(4,080)	(3,016)	(2,521)	(32)	(75,616)
Selling	(1)	(2,860)	(3,006)	(18)	(29)	(5,914)
General and administrative	(206)	(272)	(117)	(1,225)	−	(1,820)
Exploration costs	(468)	−	−	−	−	(468)
Research and development	(274)	(12)	(13)	(123)	−	(422)
Other taxes	(71)	(193)	(37)	(216)	−	(517)
Impairment	(64,304)	(208)	−	(789)	−	(65,301)
Other income and expenses	(643)	(535)	157	(150)	(3)	(1,174)
Net income (loss) before financial results and income taxes	(44,616)	(4,082)	1,546	(2,494)	5,645	(44,001)
Net finance income (expenses)	−	−	−	(21,178)	−	(21,178)
Results in equity-accounted investments	(758)	(848)	(12)	179	−	(1,439)
Net Income (loss) before income taxes	(45,374)	(4,930)	1,534	(23,493)	5,645	(66,618)
Income taxes	15,169	1,388	(526)	2,782	(1,919)	16,894
Net income (loss) of the period	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
Attributable to:
Shareholders of Petrobras	(30,205)	(3,397)	937	(19,584)	3,726	(48,523)
Non-controlling interests	−	(145)	71	(1,127)	−	(1,201)
	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)

The balance of depreciation, depletion and amortization by business segment is set forth as follows:

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Jan-Mar/2021	11,872	2,950	582	226	15,630
Jan-Mar/2020	12,410	2,483	612	253	15,758

9.	Trade and other receivables
9.1.	Trade and other receivables, net
	Consolidated
	03.31.2021	12.31.2020
Receivables from contracts with customers
Third parties	16,709	16,013
Related parties
Investees (note 30.5)	2,975	3,450
Receivables from the electricity sector	949	1,064
Subtotal	20,633	20,527
Other trade receivables
Third parties
Receivables from divestments (*)	8,499	7,916
Lease receivables	2,638	2,427
Other receivables (**)	2,346	13,179
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government (note 30.5)	2,566	2,503
Subtotal	16,049	26,025
Total trade receivables	36,682	46,552
Expected credit losses (ECL) - Third parties	(8,293)	(7,939)
Expected credit losses (ECL) - Related parties	(291)	(354)
Total trade receivables, net	28,098	38,259
Current	13,432	24,584
Non-current	14,666	13,675

(*) Refers mainly to amounts receivable (including interest and monetary and foreign exchange restatement) from the divestment in Nova Transportadora do Sudeste (NTS) and Roncador's contingent portion

(**) In 2020, it mainly includes amounts related to the purchase and sale of production platforms and equipment from our partners in E&P consortia, with financial settlement in the first quarter of 2021.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices as of March 31, 2021 amounted to R$ 4,425.

In the first quarter of 2021, the average term for receiving receivables from contracts with third parties, referring to the sale of oil products on the domestic market is approximately 1.6 days. Exports of fuel oil and crude oil have an average collection period of approximately 15 days and 6.5 days, respectively.

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
		Consolidated
	03.31.2021		12.31.2020
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	21,602	(697)	30,402	(677)
Overdue:
1- 3 months	135	(31)	1,066	(42)
3 - 6 months	46	(21)	77	(46)
6 - 12 months	116	(50)	219	(147)
More than 12 months	8,293	(7,494)	7,771	(7,027)
Total	30,192	(8,293)	39,535	(7,939)

9.3.	Changes in provision for expected credit losses
	Consolidated
	03.31.2021	12.31.2020
Opening balance	8,293	9,392
Additions	111	1,024
Reversals	(187)	(166)
Write-offs	(2)	(3,596)
Transfer of assets held for sale	−	(15)
Cumulative translation adjustment	369	1,654
Closing balance	8,584	8,293
Current	1,014	1,135
Non-current	7,570	7,158

In 2020, write-offs of R$ 3,596 basically reflect receivables from suppliers, related to the construction and renovation of platforms, which were already fully provisioned.

10.	Inventories
	Consolidated
	03.31.2021	12.31.2020
Crude oil	17,483	11,653
Oil products	12,988	10,001
Intermediate products	2,671	2,060
Natural gas and LNG (*)	1,503	631
Biofuels	64	157
Fertilizers	86	43
Total products	34,795	24,545
Materials, supplies and others	4,935	4,955
Total	39,730	29,500
(*) Liquefied Natural Gas

Consolidated inventories are presented less a provision for adjustment to their net realizable value. These adjustments are mainly due to fluctuations in the international quotations of crude oil and oil products and, when constituted, are recognized in the income statement for the period as costs of sales. In the period from January to March 2021, reversal of provision was recorded in the amount of R$ 6 (provision of R$ 1,389, in the period from January to March 2020).

As of March 31, 2021, the Company had a volume of oil and / or oil products given as a guarantee of the Terms of Financial Commitment - TCF, signed in 2008 with Petros, in the amount of R$ 9,788, after deducting the equivalent volumes of early partial liquidation of the Pre-70 TCF carried out in January 2021, the procedures for which to update the public records are in progress.

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.	Taxes
11.1	Income taxes and other taxes

Income tax and social contribution						Consolidated
	Current assets		Current liabilities		Non-current liabilities
	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020
Taxes in Brazil
Income taxes	2,065	2,032	95	576	−	−
Income taxes - Tax settlement programs	−	−	235	234	1,802	1,853
	2,065	2,032	330	810	1,802	1,853
Taxes abroad	172	138	502	219	-	−
Total	2,237	2,170	832	1,029	1,802	1,853

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	3,582	2,635	1,531	1,522	2,869	3,334	−	−
Current / Deferred PIS and COFINS	2,083	1,768	10,862	10,680	1,161	2,829	195	191
PIS and COFINS – Exclusion of VAT tax rate from PIS and COFINS tax bases	369	6,392	−	−	−	−	−	−
PIS and COFINS - Law 9,718/98			3,542	3,537
CIDE	12	19	−	−	154	214	−	−
Production taxes/Royalties	−	−	−	−	9,429	6,094	341	487
Withholding income taxes	−	−	−	−	272	551	−	−
Others	222	453	643	621	584	608	1,261	1,430
Total in Brazil	6,268	11,267	16,578	16,360	14,469	13,630	1,797	2,108
Taxes abroad	47	46	52	51	80	66	−	−
Total	6,315	11,313	16,630	16,411	14,549	13,696	1,797	2,108
(*) Other non-current taxes are classified as other liabilities.
25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Exclusion of VAT tax from PIS and COFINS tax basis

In 2020, Petrobras and subsidiaries obtained a favorable and definitive court decision regarding the exclusion of VAT Tax from the calculation basis of PIS and COFINS contributions and recognized the amount of R$ 16,764, recorded in current assets as taxes and contributions. The credits recognized in the assets refer to the exclusion of the VAT Tax effectively collected from the calculation base of the PIS and COFINS contributions, the amounts of which were paid improperly in competencies between the months of October 2001 and August 2020.

The company enabled these credits, of which it offset in 2020 with the payment of other federal taxes, totaling R$ 16,395 (R$ 10,372 in 2020).

As of March 31, 2021, the amount monetarily restated by the Brazilian basic interest rate (Selic) is R$ 369.

11.2          Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

Petrobras, based on the management of risks associated with litigation and in line with the value generation strategy, adhered to the state amnesty programs in Rio de Janeiro and Bahia, generating a positive effect on the result of the 1st quarter of 2021 in the amount of R$ 867, due to the reversal of part of the related provisions, against tax expenses and other operating income and expenses of R$ 659 and financial result of R$ 208.

State of Rio de Janeiro

The State of Rio de Janeiro instituted a special installment program called PEP-ICMS VAT Tax, authorized by CONFAZ Agreement No. 87/2020, created by State Supplementary Law No. 189/2020 and regulated by Decree 47,488 of February 12, 2021, which allowed the reduction of 90% of the late payment charges due as a fine and interest.

The adhesion to the program creates conditions for the settlement of ICMS disputes involving tax credits provisioned in the total amount of R$ 1,513, through estimated disbursement of R$ 533 which includes spontaneous termination due to the cancellation of part of the scope of Comperj (current Gaslub). As a result, on March 31, 2021, the Company reassessed expected disbursements as probable and reversed R$ 980 in the respective provisions for lawsuits and taxes.

In April 2021, the company joined the program and the full payment of the remaining obligations will occur by the end of June 2021.

State of Bahia

The adhesion to the remission and amnesty program with the State of Bahia was celebrated under the terms of VAT Tax Agreements 48/2020 and 49/2020, ratified by Law 14.286 / 2020, which allowed the remission of 50% of the tax and 90% of the fine and interest due. Tax debts resulting from disallowance of tax credits were closed in January 2021 with the payment of R$ 113, providing a definitive solution for this type of contingency.

11.3	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2021	2020
	Jan-Mar	Jan-Mar
Net income (loss) before income taxes	3,156	(66,618)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(1,073)	22,650
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	115	(3,669)
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(1,156)	(1,124)
Tax incentives	−	3
Tax loss carryforwards (unrecognized tax losses)	(166)	173
Non-taxable income (non-deductible expenses), net (**)	229	438
Expenses with post-employment medical benefits	(242)	(391)
Results of equity-accounted investments in Brazil and abroad	413	(499)
Others	1	(687)
Income taxes expense	(1,880)	16,894
Deferred income taxes	(1,231)	17,491
Current income taxes	(649)	(597)
Total	(1,880)	16,894
Effective tax rate of income taxes	59.6%	25.4%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes provisions for legal proceedings.
11.4	Deferred income taxes - non-current

Changes of deferred income tax and social contribution

	Consolidated
	2021	2020
Balance at January 1st	32,509	(1,502)
Recognized in the statement of income for the year	(1,231)	8,940
Recognized in shareholders’ equity	8,305	24,858
Cumulative translation adjustment	5	559
Use of tax credits	−	(332)
Others	14	(14)
Total	39,602	32,509
Deferred tax assets	40,807	33,524
Deferred tax liabilities	(1,205)	(1,015)
Total	39,602	32,509

The table below shows the composition and the basis for realization of deferred tax assets and liabilities:

Nature	Foundation for realization	03.31.2021	12.31.2020

Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(15,074)	(16,655)
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	34,703	34,435
Property, plant and equipment – Others (*)	Depreciation, Amortization and Write-off of Assets	(56,241)	(45,157)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	31,418	20,335
Leases	Appropriation of leases	9,088	6,186
Provision for lawsuits	Payment and reversal of the provision	3,371	3,453
Tax losses	Compensation of 30% of taxable income	15,347	12,995
Inventories	Sale, Write-Off and Loss	1,813	822
Employee benefits, mainly pension plan	Payment and reversal of the provision	14,907	14,972
Others		270	1,123
Total		39,602	32,509
(*) includes accelerated incentive depreciation, difference in depreciation per unit produced x straight-line method, as well as capitalized financial charges

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12	Short-term and other benefits

The balance of the main benefits for employees, current and non-current, is presented as follows:

	Consolidated
	03.31.2021	12.31.2020
Voluntary Severance Program (PDV)	4,094	4,678
Employees variable compensation program	2,592	2,715
Accrued vacation pay and Christmas Bonus	2,596	2,443
Salaries and related charges	1,007	1,059
Profit sharing	172	20
Total	10,461	10,915
Current	9,655	10,150
Non-current (*)	806	765

(*) Amount classified in other liabilities

12.1	Voluntary Severance Programs

As of March 31, 2021, changes in the provision for expenses relating to separation plans implemented by the Company are set out as follows:

	Consolidated
	03.31.2021	12.31.2020
Opening Balance	4,678	565
Enrollments	122	5,723
Revision of provisions	(143)	(315)
Separations in the period	(563)	(1,295)
Closing Balance	4,094	4,678
Current	3,296	3,921
Non-current	798	757

The recognition of the provision for expenditures on retirement programs occurred as employees joined.

The company opted to defer the payment of indemnities in two installments, the first at the time of termination, together with the legal severance payments and the second, when applicable, 12 months after the payment of the first installment, with an estimated disbursement of R$ 4,094, being R$ 3,296 in 2021, R$ 569 in 2022 and R$ 229 in 2023.

The voluntary termination program (PDV 2019), for retired employees under the Brazilian Social Security Institute (INSS), until the enactment of the Pension Reform, had enrollments reopened during January 2021 for employees not yet enrolled or who have given up membership for any reason until December 29, 2020. During the reopening period, 195 employees signed up for the program.

On March 29, 2021, the Company opened the sixth opportunity for the separation of corporate employees, with application deadline on April 19, 2021 and had the adhesion of 35 employees.

12.2	Variable compensation program

Performance award program (PPP)

On January 26, 2021, the Board of Directors approved an adjustment in the criteria for granting PPP 2020 to employees (previously approved on April 28, 2020), changing the PPP regulation, in which, for the activation of the Program, it is necessary to have net income for the year, disregarding the impact of impairment values and exchange variation recorded in Petrobras' net financial result, associated with compliance with company performance metrics and the individual performance of employees and results of the areas in their calculation.

In February 2021, the Company advanced part of the amount of the PPP 2020 to employees, with discharge on April 14, 2021, in the amount of R$ 651.

On March 31, 2021, the company provisioned R$ 528 (R$ 489 in the parent company) related to the variable remuneration for the 2021 fiscal year of employees, recorded in other operating expenses.

12.3	Profit sharing (PLR)

At December 29, 2020, the 17 unions representing onshore employees had signed the agreement for the PLR for the next two years (2021/2022) before the deadline determined by the Collective Labor Agreement (ACT). Among the offshore employees, only Sindmestre (Sindicato Nacional dos Mestres de Cabotagem e dos Contra Mestres em Transportes Marítimos) had signed the agreement within the period defined by the ACT.

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The PLR regulation 2021/2022 covers employees without managerial functions and provides for the establishment of a minimum floor / ceiling of up to two remunerations, limited to R$ 10 thousand, for employees who earn up to R$ 5 thousand and will be cumulative to the payment of the Performance Award Program - PPP .

In order for PLR to be triggered in the years 2021 and 2022, in addition to the PLR agreement being signed, the following triggers / requirements must be met: i) approval of dividend distribution by the Annual General Meeting (AGO); ii) calculation of net income in the reference year; and iii) reaching the average percentage, weighted by weight, of the set of indicator targets of at least 80%.

The maximum amount of PLR to be distributed is limited to 6.25% of net income and 25% of dividends distributed to shareholders, in each year.

On March 31, 2021, the company provisioned R$ 157 (R$ 139 at the parent company) related to the employees' participation in the company's income, recorded in other operating expenses.

13	Employee benefits (Post-Employment)

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated
	03.31.2021	12.31.2020
Liabilities
AMS Health Care Plan	28,237	27,836
Petros Pension Plan - Renegotiated (PPSP-R) (*)	31,497	31,265
Petros Pension Plan - Non-renegotiated (PPSP-NR) (*)	8,477	8,424
Petros Pension Plan - Renegotiated Pre-70 (PPSP-R Pre-70)	5,503	7,837
Petros Pension Plan - Non-renegotiated Pre-70 (PPSP-NR Pre-70)	3,608	5,588
Petros 2 Pension Plan (PP2)	2,576	2,477
Other plans	87	76
Total	79,985	83,503
Current	3,679	8,049
Non-current	76,306	75,454
Total	79,985	83,503

(*) Includes obligation with contribution related to the revision of the lump sum death benefit.

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The movement of obligations with pension and health plans with defined benefit characteristics is shown below:

	Pension plans			Health Care	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS		Total
Changes in the net actuarial liability
Balance as of January 1,	39,102	14,012	2,477	27,836	76	83,503
Recognized in the Statement of Income	675	239	99	712	1	1,726
Costs incurred in the period	12	−	53	224	−	289
Service cost	611	223	46	488	1	1,369
Interest on the obligations with contribution for the revision of the lump sum death benefit	52	16	−	−	−	68
Recognized in Equity - other comprehensive income	−	−	−	−	−	−
Cash effects	(2,777)	(2,166)	−	(310)	−	(5,253)
Contributions paid	(282)	(86)	−	(310)	−	(678)
Payments of obligations with contribution for the revision of the lump sum death benefit	(63)	(19)	−	−	−	(82)
Payments related to Term of financial commitment (TFC)	(2,432)	(2,061)	−	−	−	(4,493)
Other changes	−	−	−	(1)	10	9
Others	−	−	−	(1)	10	9
Balance of actuarial liability as of March 31, 2021	37,000	12,085	2,576	28,237	87	79,985
Balance of actuarial liability	35,312	11,581	2,576	28,237	87	77,793
Obligations with contribution for the revision of the lump sum death benefit	1,688	504	−	−	−	2,192
Total obligation with pension and medical benefits as of March 31,2021	37,000	12,085	2,576	28,237	87	79,985
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

	Pension plans			Health Care	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS		Total
Changes in the net actuarial liability
Balance as of January 1,	41,239	13,154	3,987	48,312	98	106,790
Recognized in the Statement of Income	454	206	571	(8,461)	14	(7,216)
Costs incurred in the period	(1,606)	(477)	280	(11,882)	1	(13,684)
Service cost	2,060	683	291	3,421	13	6,468
Recognized in Equity - other comprehensive income	(1,833)	1,519	(2,081)	(10,417)	(41)	(12,853)
Remeasurement effects recognized in other comprehensive income	(1,833)	1,519	(2,081)	(10,417)	(41)	(12,853)
Cash effects	(2,457)	(1,374)	−	(1,598)	(4)	(5,433)
Contributions paid	(1,324)	(416)	−	(1,598)	(4)	(3,342)
Payments related to Term of financial commitment (TFC)	(1,133)	(958)	−	−	−	(2,091)
Other changes	−	−	−	−	9	9
Others	−	−	−	−	9	9
Total obligation with pension and medical benefits as of December 31 2020	37,403	13,505	2,477	27,836	76	81,297
Obligations with contribution for the revision of the lump sum death benefit	1,699	507	−	−	−	2,206
Total obligation with pension and medical benefits as of December 31 2020	39,102	14,012	2,477	27,836	76	83,503
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense for pension and health plans is as follows:

	Pension plans			Health care Plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS	Other plans	Jan-Mar/2021	Jan-Mar/2020
Present value of obligations (VPO)	623	223	99	712	1	1,658	2,159
Obligations with contribution for the revision of the lump sum death benefit	52	16	−	−	−	68	−
Net costs for Jan-Mar/2021	675	239	99	712	1	1,726	2,159
Related to active employees	72	13	80	371	1	537	832
Related to retired employees	603	226	19	341	−	1,189	1,327
Net costs for Jan-Mar/2021	675	239	99	712	1	1,726	2,159
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

13.1	Pension plans

Net liabilities with Pension Plans have been calculated annually by an independent actuary and are already recognized in Petrobras' financial statements for 2020, in accordance with the technical pronouncements issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC), approved by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), whose scope has its own recognition methodology different from those applicable to pension funds.

On March 29, 2021, the Deliberative Council of Petros approved the financial statements of the PPSP-R and PPSP-NR plans, ending the fiscal year 2020 with a surplus, reversing the scenario of successive deficits in the two largest defined benefit plans managed by the Foundation.

The main differences in accounting practices adopted in Brazil (CNPC and CVM), between the Pension Fund and the Sponsor to calculate the actuarial commitment, are shown below:

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		2020
	PPSP-R	PPSP-NR
Accumulated surplus registered by Petros	(968)	(536)
Financial assumptions	19,090	5,830
Ordinary and extraordinary sponsor contributions	13,798	3,981
Changes in fair value of plan assets (*)	10,744	4,778
Others (including Actuarial valuation method)	(5,261)	(548)
Net actuarial liability registered by the Company	37,403	13,505
(*) Includes balance of accounts receivable resulting from the Financial Commitment Term - TCF signed with Petrobras, and which Petros recognizes as equity.

13.1.1	Petros Plan 2 (PP2)

The Petros 2 Plan has a defined contribution portion whose payments are recognized in the income statement. In the period from January to March 2021, the Company's contribution to the defined contribution portion of the Petros 2 Plan was R$ 217 (R$ 224, for the period from January to March 2020).

13.1.2	Petros Plan 3 (PP3)

On October 1, 2020, the Board of Directors approved the submission of the PP3 for analysis by the Secretaria de Coordenação e Governança das Empresas Estatais (SEST) and to the Superintendência Nacional de Previdência Complementar (PREVIC), after adjustments to the Plan's regulations.

PP3 will be a social security option, in the defined contribution modality (CD), for voluntary and exclusive migration to participants and beneficiaries of the PPSP-R and PPSP-NR plans, both post-70.

On January 27, 2021, PREVIC and SEST approved the creation of PP3. The deadline for enrolling in the plan ended on April 30, 2021 and after the registration validation process and success in completing the technical and administrative feasibility study, the company will carry out an actuarial review of the original plans. PP3 is expected to start operating in the second half of 2021.

13.2	Health Care Plan (AMS)

In 2020, Petrobras' Board of Directors approved a new management model for Multidisciplinary Health Care (AMS). As from April 1st, 2021, the health care plan management started to be carried out by a non-profit civil association, named as Petrobras Health Association (APS), maintaining the self-management modality. The new model is in accordance with the requirements of the Agência Nacional de Saúde Suplementar (ANS).

With the transfer to the new management model, there was no change in benefit, coverage or scope, as well as accounting effects.

14	Provisions for legal proceedings
14.1	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) alleged misappropriation of VAT (ICMS) tax credits; and (iii) fines for non-compliance with accessory tax obligations;
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) royalties and special participation charges, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.
•	Environmental claims, specially: (i) compensation and fines relating to an environmental accident in the State of Paraná in 2000; and (ii) fines relating to the Company’s offshore operation.

Provisions for legal proceedings are set out as follows:

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Current and Non-current liabilities	03.31.2021	12.31.2020
Labor claims	3,670	3,667
Tax claims	1,768	2,538
Civil claims	3,413	3,706
Environmental claims	1,483	1,516
Total	10,334	11,427

	Consolidated
	03.31.2021	12.31.2020
Opening Balance	11,427	12,546
Additions, net of reversals	(454)	2,494
Use of provision	(636)	(3,814)
Accruals and charges	(67)	104
Others	64	97
Closing balance	10,334	11,427

In preparing its consolidated financial statements for the three-month period ended March 31, 2021, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to March 2021, the reduction in liabilities is mainly due to changes in the following cases: (i) a reduction of R$ 729 due to the revision of tax contingencies in the scope of the amnesty program in the state of Rio de Janeiro (see note 11.2); and (ii) a reduction of R$ 371 due to an agreement made in engineering contract arbitration on platforms resulting from subsidiaries abroad.

14.2	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	03.31.2021	12.31.2020
Tax	28,153	26,785
Labor	4,391	4,317
Civil	5,254	5,688
Environmental	584	588
Others	499	460
Total	38,881	37,838

	Consolidated
	03.31.2021	12.31.2020
Opening Balance	37,838	33,198
Additions	904	4,672
Use	(66)	(441)
Accruals and charges	166	431
Others	39	(22)
Closing balance	38,881	37,838

In the period from January to March 2021, the company made judicial deposits in the amount of R$ 904, including: (i) R$ 474 referring to corporate income taxes for not adding the income of subsidiaries and affiliates domiciled abroad to the tax calculation base of the Parent Company; (ii) R$ 290 referring to the unification of fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (iii) R$ 280 referring to the chartering of platforms due to the legal dispute related to the incidence of withholding income tax; (iv) R$ 263 referring to corporate income taxes in the deduction of Petros' expenses; and (v) R$ 172 referring to several tax deposits in court, mainly offset by: (vi) R$ 722 referring to the redemption of the deposit of IPI credits used to offset debts with the Federal Revenue of Brazil.

14.3	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of March 31, 2021, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	03.31.2021	12.31.2020
Tax	128,637	127,375
Labor	37,859	42,505
Civil – General	26,850	24,012
Civil – Environmental	7,900	7,613
Total	201,246	201,505

The main contingent liabilities are:

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) tax on services provided offshore (ISS); (iv) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (v) collection and crediting of ICMS VAT tax by several states; and (vi) collection of social security contributions over payments of bonuses.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
•	Civil matters comprising mainly: (i) litigations regarding Sete Brasil Participações S.A.; (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; (iii) a public civil action that discusses the alleged illegality of the gas supply made by the Company to its Nitrogen Fertilizer Production Unit; (iv) regulation agencies fines; and (v) lawsuits related to contracts.
•	Environmental matters comprising indemnities for material and collective moral damages to the environment and environmental fines related to the Company operation.

In the period from January to March 2021, the reduction in liabilities arises mainly from the following events: (i) a R$ 4,644 reduction in collective labor lawsuits in which unions question the formula for calculating the RMNR Complement, based on the published minutes on the decision of the Supreme Federal Court in relation to the financial update indexes applied to labor debts. These effects were partially offset by: (ii) R$ 2,248 related to civil matters involving contractual issues; (iii) R$ 781 referring to actions involving collection of ICMS VAT Tax on inventory differences and on added value; (iv) R$ 476 of requests for offsetting federal taxes not approved by the Brazilian Tax Federal Revenue; and (v) R$ 290 referring to the collection of Service Municipal Tax (ISS) on services in maritime waters.

14.4	Class action and related proceedings

Regarding the class action in the Netherlands, on January 29, 2020, the Rotterdam District Court (“Court”) determined that shareholders who understand Portuguese and / or who bought shares through intermediaries or other agents who understand that language, among other shareholders, are subject to the arbitration clause provided for in the Company's Bylaws, remaining out of the collective action proposed by the Stichting Petrobras Compensation Foundation (“Foundation”). The Court also considered the binding effect of the agreement signed to close the United States' Class action. In this way, the Foundation needs to demonstrate that it represents a sufficient number of investors to justify pursuing collective action in the Netherlands. The Foundation and the Company presented the oral arguments at a hearing held on January 26, 2021, which is pending judgment. For more information, see note 20.4.1 to the financial statements for the year ended December 31, 2020.

In relation to the arbitration in Argentina, described in item 20.4.3 of the financial statements for the year ended December 31, 2020, the Argentine Supreme Court has not yet judged the appeal filed by the Association.

As for the criminal actions in Argentina, described in item 20.5 of the financial statements for the year ended December 31, 2020, it should be noted that, in the context of the action related to the alleged fraudulent offer of securities, on September 14, 2020, the judge responsible accepted the company's defense of immunity from jurisdiction and decided that Petrobras cannot be sued in a criminal action before the Argentine Justice. The Association appealed against this decision, and the appeal is pending judgment. Regarding the action related to the alleged breach of the obligation to disclose “material fact”, on March 4, 2021, the Court decided that the competence to judge this criminal action should be transferred from the Criminal Economic Court No. 3 in the city of Buenos Aires for the Criminal Economic Court No. 2 in the same city.

14.5	Arbitrations in Brazil

In the period from January to March 2021, there were no events that changed the assessment and judgment of arbitration in Brazil.

For more information, see note 20.4.2 to the financial statements for the year ended December 31, 2020.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.6	Tax recoveries under dispute
14.6.1	Deduction of VAT tax (ICMS) from the basis of calculation of PIS and COFINS

The Company filed complaints against Brazilian Federal Government challenging the constitutionality of the inclusion, from 2001 to 2020, of ICMS within the calculation basis of PIS and COFINS. The Company obtained a favorable and definitive court decision on this claim, recognizing that Petrobras had the right to offset the amounts unduly paid under PIS and COFINS, with this decision being final and the respective asset recognized in the year 2020, according to note 17 of Taxes of December 31, 2020.

The tax credit relates to the exclusion of the ICMS VAT Tax effectively collected when included in the basis of calculation of PIS and COFINS, as deliberated by the Federal Revenue of Brazil (COSIT Consultation Solution 13), as set out in note 11.1. In relation to the amounts corresponding to the difference between the criterion established in the regulation and the ICMS VAT Tax amount reported in the invoices, these were not recognized as tax credit, since it is still pending final decision of the STF.

15	Provision for decommissioning costs
	Consolidated
	03.31.2021	12.31.2020
Opening balance	97,595	70,377
Adjustment to provision	26	29,309
Transfers related to liabilities held for sale (*)	(1,125)	(2,793)
Payments made	(887)	(2,293)
Interest accrued	989	2,925
Others	39	70
Total	96,637	97,595

(*) In the period from January to March 2021, it refers to transfers of R$ 595 related to Polo Peroá, in Espírito Santo, and R$ 530 related to Polo Miranga, in Bahia. In 2020, it mainly includes transfers of R$ 1,550 related to concessions in Bahia and R$ 1,054 related to concessions in Rio Grande do Norte, according to note 24 of December 31, 2020.

16	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim consolidated financial statements for the period ended March 31, 2021, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In addition, the Company has fully cooperated with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities.

In the period from January to March 2021, as a result of leniency agreements and collaboration and repatriation agreements, the reimbursement of R$ 790 was recognized. Considering the amount recognized in previous years, Petrobras has already recovered R$ 5,738 as a result of Lava Jato Operation. These funds were presented as other operating income.

16.1	U.S. Commodity Futures Trading Commission - CFTC

On May 30, 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

16.2	Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

17	Property, plant and equipment
17.1	By class of assets
	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1,2020	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Additions	1	23,819	14,825	1,883	22,671	63,199	174,429
Additions to / review of estimates of decommissioning costs	−	−	−	27,899	−	27,899	27,829
Capitalized borrowing costs	−	−	4,797	−	−	4,797	4,745
Write-offs	(26)	(2,269)	(2,266)	(1,055)	(6,588)	(12,204)	(81,011)
Transfers	(1,485)	13,724	(15,342)	6,079	(119)	2,857	1,955
Transfers to assets held for sale	(47)	(1,055)	14	(3,956)	(73)	(5,117)	(4,995)
Depreciation, amortization and depletion	(719)	(21,882)	−	(19,650)	(20,627)	(62,878)	(71,925)
Impairment recognition	(68)	(35,813)	(13,997)	(22,691)	(1,645)	(74,214)	(66,603)
Impairment reversal	−	28,522	2,479	8,296	638	39,935	22,848
Cumulative translation adjustment	218	16,221	1,265	308	1,199	19,211	−
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Accumulated cost	28,322	557,080	143,142	316,486	123,578	1,168,608	1,120,987
Accumulated depreciation, amortization, depletion and impairment	(12,510)	(252,140)	(62,887)	(154,528)	(41,109)	(523,174)	(450,899)
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Additions	1	1,949	8,005	1	2,152	12,108	10,014
Additions to / review of estimates of decommissioning costs	−	−	−	(7)	−	(7)	−
Capitalized borrowing costs	−	−	1,151	−	−	1,151	1,141
Write-offs	−	(17)	(511)	(78)	(21)	(627)	(623)
Transfers	1,498	(1,345)	(6,397)	6,524	(5)	275	236
Transfers to assets held for sale	−	(6,050)	(606)	(556)	14	(7,198)	(7,216)
Depreciation, amortization and depletion	(183)	(5,405)	−	(5,681)	(5,410)	(16,679)	(18,009)
Impairment recognition (note 19)	−	(643)	−	(46)	−	(689)	(689)
Impairment reversal (note 19)	−	−	151	−	−	151	−
Cumulative translation adjustment	(3)	96	585	114	1	793	−
Balance at March 31, 2021	17,125	293,525	82,633	162,229	79,200	634,712	654,942
Accumulated cost	28,352	546,519	143,370	315,375	124,626	1,158,242	1,105,800
Accumulated depreciation, amortization, depletion and impairment (***)	(11,227)	(252,994)	(60,737)	(153,146)	(45,426)	(523,530)	(450,858)
Balance at March 31, 2021	17,125	293,525	82,633	162,229	79,200	634,712	654,942
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) Composed of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operating, storage and production facilities, including subsea production equipment and flow of oil and gas depreciated by the method of the units produced.

(**) Balances by business segment are presented in note 24.

(***) Composed of exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proven reserves and other expenses directly linked to exploration and production, except production platforms.

(****) In the case of assets under construction, it refers only to impairment losses.

The rights-of-use comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
2020
Accumulated cost	57,913	58,498	7,167	123,578	139,784
Accumulated depreciation, amortization, depletion and impairment	(16,447)	(21,251)	(3,411)	(41,109)	(45,198)
Balance at December 31, 2020	41,466	37,247	3,756	82,469	94,586
2021
Accumulated cost	59,315	57,734	7,577	124,626	140,840
Accumulated depreciation, amortization, depletion and impairment	(17,920)	(24,020)	(3,486)	(45,426)	(49,989)
Balance at March 31, 2021	41,395	33,714	4,091	79,200	90,851

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.2	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2021, the capitalization rate was 5.55% p.a. (6.36% p.a. for the same period of 2020).

18	Intangible assets
18.1	By class of assets
	Consolidated				Parent Company
	Rights and Concessions	Software	Goodwill	Total	Total
Balance at December 31, 2019	77,261	976	252	78,489	77,904
Addition	157	448	−	605	562
Capitalized borrowing costs	−	9	−	9	9
Write-offs	(922)	(16)	−	(938)	(902)
Transfers	(13)	(5)	(148)	(166)	(17)
Amortization	(37)	(295)	−	(332)	(298)
Impairment recognition	−	(30)	(31)	(61)	−
Cumulative translation adjustment	18	2	52	72	−
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Accumulated Cost	76,925	6,467	125	83,517	82,110
Accumulated amortization and impairment	(461)	(5,378)	−	(5,839)	(4,852)
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Addition	59	142	−	201	188
Capitalized borrowing costs	−	3	−	3	3
Write-offs	(3)	(2)	−	(5)	(2)
Transfers	(227)	12	−	(215)	(193)
Amortization	(9)	(73)	−	(82)	(73)
Cumulative translation adjustment	6	−	−	6	−
Balance at March 31, 2021	76,290	1,171	125	77,586	77,181
Accumulated Cost	76,749	6,660	125	83,534	82,083
Accumulated amortization and impairment	(459)	(5,489)	−	(5,948)	(4,902)
Balance at March 31, 2021	76,290	1,171	125	77,586	77,181
Estimated useful life in years	(*)	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

19	Impairment
19.1	Property, plant and equipment and intangible

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable. During the first quarter of 2021, impairment losses were recognized, in the amount of R$ 508, mainly due to:

•	Equipment and facilities linked to the production activity - Brazil: the company decided to permanently stop the P-33 platform in the Marlim field, which resulted in its exclusion from CGU North Pole and being classified as an isolated asset, with the recognition of losses for devaluation in the amount of R$ 689; and
•	Equipment and facilities linked to the production activity - Abroad: the company decided to relocate equipment from the P-72 and P-73 platforms to producing fields in the Santos Basin. Thus, considering the expectation of future cash generation, it recognized a reversal of losses due to devaluation in the amount of R$ 151.

In the first quarter of 2020, impairment losses were recognized due to the significant and adverse effects on the oil and oil products market arising from: (i) the outbreak of the COVID-19 pandemic and its effects on the economic activity, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies to define production levels, which contributed to an increase in the global oil supply with a significant reduction in price in early March 2020.

These events led the company to adopt a series of measures aimed at preserving cash generation and to revise some of its key assumptions, such as the Brent price, exchange rate, spreads of oil products, among others, with repercussions on the tests of recoverability in the period from January to March 2020, leading to the recognition of impairment losses in the amount of R$ 65,301, with emphasis on:

•	R$ 57,619 relating to the effect of updated assumptions in the estimation of the recoverable amount of several E&P fields, notably in the following Cash Generating Units (CGU): Roncador, Marlim Sul, North group, Albacora Leste, Berbigão-Sururu group, CVIT group and Mexilhão; and
•	R$ 6,625 relating to the hibernation of fields and platforms in shallow waters, affecting CGUs North group, Ceará-Mar group and Ubarana group, as well as Caioba, Guaricema and Camorim fields.

On November 25, 2020, Management concluded and approved its Strategic Plan 2021-2025, contemplating the complete updating of economic assumptions, as well as its project portfolio and estimates of reserve volumes, which were the basis for the recoverability tests of the assets of the fourth quarter of 2020 and the partial reversal of losses for devaluation recorded in the first quarter of 2020, related to several fields of oil and gas production in Brazil, according to note 27 of the financial statements of December 31, 2020.

19.2	Investment in affiliate with shares traded on stock exchanges (Petrobras Distribuidora S.A. - BR)

On August 26, 2020, the Board of Directors of Petrobras (CA) approved the process of divesting all of its interest in Petrobras Distribuidora. The company evaluates the recoverability of the investment based on the value in use, but considering the scenario that contemplates the intention to sell the shares. The recoverability assessments in the first quarter of 2021 led to the additional recognition of impairment losses in the amount of R$ 148.

The post-tax discount rate applied was 11% p.a., in nominal terms, taking into account the cost of equity, given the methodology adopted in the value in use.

20	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2021	12.31.2020
Property plant and equipment
Opening Balance	15,716	17,175
Additions	485	2,168
Write-offs	(652)	(1,066)
Transfers	(396)	(2,667)
Cumulative translation adjustment	57	106
Closing Balance	15,210	15,716
Intangible Assets	75,325	75,489
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	90,535	91,205
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
	2021	2020
Exploration costs recognized in the statement of income	Jan-Mar	Jan-Mar
Geological and geophysical expenses	369	320
Exploration expenditures written off (includes dry wells and signature bonuses)	740	117
Contractual penalties	84	28
Other exploration expenses	3	3
	1,196	468

Cash used in:
Operating activities	372	323
Investment activities	628	662
Total cash used	1,000	985

21	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 8,796 of which R$ 8,338 were still in force, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 6,529 and bank guarantees of R$ 1,809.

22	Investments
22.1	Investments in associates and joint ventures (Parent Company)
	Balance at 12.31.2020	Investments	Transfers to held for sale	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 03.31.2021
Subsidiaries	228,777	−	−	405	2,098	23,608	111	(8)	254,991
Joint operations	164	−	−	−	9	−	−	(2)	171
Joint ventures	237	8	(11)	−	12	−	3	(4)	245
Associates (*)	12,678	−	−	−	776	677	(617)	(271)	13,243
Total	241,856	8	(11)	405	2,895	24,285	(503)	(285)	268,650
Other investments	19	−		−	−	−	−	−	19
Total	241,875	8	(11)	405	2,895	24,285	(503)	(285)	268,669
(*) Includes Petrobras Distribuidora and Braskem S / A.

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.2	Changes in investment (Consolidated)
	Balance at 12.31.2020	Investments	Transfers to held for sale	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 03.31.2021
Joint ventures	4,232	8	(11)	−	255	240	3	(27)	4,700
Associates (*)	12,758	4	−	5	764	684	(617)	(274)	13,324
Other investments	20	−	−	−	−	−	−	−	20
Total	17,010	12	(11)	5	1,019	924	(614)	(301)	18,044
(*) Includes Petrobras Distribuidora and Braskem S / A.
23	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

		Consolidated
					03.31.2021	12.31.2020
	E&P	RT&M	Gas & Power	Corporate	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	4	−	−	−	4	74
Trade receivables	−	−	−	−	−	126
Inventories	−	1,696	−	−	1,696	23
Investments	1	−	109	−	110	355
Property, plant and equipment	3,627	6,212	−	−	9,839	3,318
Others	1	−	−	−	1	185
Total	3,633	7,908	109	−	11,650	4,081
Liabilities on assets classified as held for sale
Trade Payables	2	−	−	−	2	110
Finance debt	−	−	−	6	6	70
Provision for decommissioning costs	3,958	−	−	−	3,958	3,326
Others	−	−	−	−	−	53
Total	3,960	−	−	6	3,966	3,559

23.1	Transactions pending closing at March 31, 2021

As of March 31, 2021, the main assets and liabilities classified as held for sale include: (i) assignment of remaining rights in the concession area called Lapa (referring to the exercise of the put option of the remaining 10% of its interest); (ii) the sale of its entire interest in Polo Peroá; (iii) onshore fields in Ceará, Bahia and Espírito Santo; (iv) Mangue Seco wind farms 1, 2, 3 and 4; and (v) RLAM refinery.

The description of these operations was presented in note 32 of the financial statements of December 31, 2020, except for the assets described below:

Transaction	Acquirer	Signature date	Transaction amount (*)	Further information
Sale of E&P assets in the state of Espírito Santo (Polo Peroá)	OP Energy e DBO Energy	January 2021	US$ 12.5 million	a
Sale of the Company’s entire interest in nine onshore fields, called Miranda group, in the in the state of Bahia	Miranga S.A. (structured entity), subsidiary of PetroRecôncavo S.A.	February 2021	US$ 135.1 million	b
Sale of the Company’s 51% interest in the company Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A. (“Eólica Mangue Seco 2), wind power generation plant.	Fundo de Investimento em Participações Multiestratégia Pirineus (FIP Pirineus)	February 2021	33	c
Sale of the Company's shares that will hold the Landulpho Alves Refinery (RLAM) and its associated logistics assets, in the state of Bahia	MC Brazil Downstream Participações, a company of the Mubadala Capital group	March 2021	US$ 1.65 billion	d
(*) Only amounts considered at the signing of the transaction.

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

a) Sale of E&P assets in Espírito Santo (Polo Peroá)

Amounts due to Petrobras are composed of: (i) US$ 5 million was paid at the contract signing; (ii) US$ 7.5 million to be paid at the transaction closing; (iii) US$ 42.5 million as contingent payments provided for in the contract, related to factors such as Malombe's declaration of commerciality, future oil prices and extension of the concession terms. The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of precedent conditions, such as approval by the ANP.

b) Sale of onshore fields in Bahia

Amounts due to Petrobras are composed of: (i) US$ 11 million paid upon the contract signing; (ii) US$ 44 million to be paid at the transaction closing; and (iii) US$ 80.1 million deferred in three installments over three years from the transaction closing.

The contract provides for the payment of conditional amounts of up to US$ 85 million, classified as contingent assets, which will only be recognized when the agreed conditions are met.

The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of precedent conditions, such as approval by the ANP.

c) Sale of Eólica Mangue Seco 2

Amount to be paid to Petrobras in a single installment at the transaction closing, subject to price adjustments provided for in the contract. The transaction results from the exercise of the preemptive right by FIP Pirineus, in accordance with the shareholders' agreement of Eólica Mangue Seco 2.

The closing of the transaction is subject to the fulfillment of conditions precedent, such as approval by Banco do Nordeste do Brasil, resource provider of the wind farm development, and by the Administrative Council for Economic Defense (CADE).

d) Sale of the RLAM refinery

The agreement provides for price adjustment due to changes in working capital, net debt and investments until the transaction closing, and is subject to the fulfillment of conditions precedent, such as approval by the Administrative Council for Economic Defense (CADE).

23.2	Closed transactions at March 31, 2021
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount	Contractual amount (*) (**)	Gain/(loss) (***)	Further information
Sale of 30% of the Frade field concession. The transaction also includes the sale of the entire stake held by the subsidiary Petrobras Frade Inversiones S.A. (PFISA), in the company Frade BV.	PetroRio	November 2019 (S) February 2021 (C)	206	US$ 43.5 million	474	a

Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI) signed a contract for the sale of its entire stake in Petrobras Uruguay Distribución S.A. (PUDSA).	DISA Corporación Petrolífera S.A.	August 2020 (S) February 2021 (C)	369	US$ 68.17 million	(14)	b

Petrobras Biocombustível S.A. (PBio) has signed contract for the sale of all of its shares (50% of the company's capital) issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S / A (BSBios).	RP Participações em Biocombustíveis S.A	December 2020 (S) February 2021 (C)	322	322	2	c

			897		462
(*) Considering amounts agreed upon signing the transaction and converted into reais, when traded in another currency.
(**) The amount of “Receipts for the sale of assets (Divestments) in the Cash Flow Statement” is mainly composed of amounts from the Divestment Program: partial receipt of operations for this year, installments for operations from previous years and advances referring to unfinished operations.
(***) Recognized in "Income from disposals, write-off of assets and result from remeasurement of equity interests" - Note 6 - Other net operating income (expenses).
(****) Deadlines, precedent conditions and other information

These conclusions came after the fulfillment of possible precedent conditions.

a) Sale of the Frade field

The transaction was concluded with the receipt of US$ 36 million, which includes the revenue from the sale of Petrobras' residual oil inventory, on the closing date of the transaction, after the fulfillment of all precedent conditions and adjustments provided for in contracts. In signing the contract, an additional US$ 7.5 million was received.

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The total transaction amount of US$ 100 million was adjusted based on the income earned by Petrobras in the period from July 1, 2019, base date of the transaction, to February 5, 2021, the closing date of the transaction. In addition, there is an amount of US$ 20 million contingent on a potential new commercial discovery in the field.

b) Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

The transaction was concluded with the payment of US$ 62 million. The amount received at closing is added to the amount of US$ 6.17 million paid to PUSAI on the date of the sales agreement signature. As a result of this operation, the amount of R$ 183 was reclassified to income statement as other operating expenses, resulting from the foreign exchange variation against the U.S. dollar, previously recognized in PUDSA's shareholders' equity as cumulative translation adjustment.

c) Sale of BSBios

The operation was concluded with the receipt of R$ 253, already with the adjustments provided for in the contract. In addition to this amount, R$ 67 are held in an escrow account for indemnification of eventual contingencies and will be released according to terms and conditions set forth in the contract and R$ 2 were received in advance in the form of interest on capital in December 2020.

23.3	Other operations

On January 5, 2021, Petrobras acquired 100% of the shares of the structured entity Company for the Development and Modernization of Industrial Plants (CDMPI) for R$ 50 thousand. The difference between the amount paid and CDMPI's negative shareholders' equity, in the amount of R$ 3,716, was classified as a capital transaction and reduced the shareholders' equity attributable to shareholders of Petrobras, in return for the increase in the shareholders' equity of non-controlling interests, since Petrobras already controlled its operations before the acquisition. On April 14, 2021, Petrobras' Extraordinary General Meeting resolved and approved the merger of CDMPI.

23.4	Cash flows from sales of interest with loss of control

The sales of equity interest that resulted in loss of control and the cash flows arising from these transactions are shown below::

	Cash received	Cash in subsidiary before losing control	Net Proceeds
Jan-Mar/2021
PUDSA	334	81	253
Total	334	81	253
Jan-Mar/2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	1,144	−	1,144
Total	1,144	−	1,144
(*) Amount of US $ 276 received on the closing date of the transaction.

24	Assets by operating segment

The segmented information reflects the evaluation structure of senior management in relation to performance and the allocation of resources to the business.

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated assets by operating segment - 03.31.2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	19,705	73,782	12,283	78,948	(30,746)	153,972
Non-current assets	594,410	114,198	42,239	93,464	−	844,311
Long-term receivables	25,241	10,117	4,250	74,361	−	113,969
Investments	2,308	2,783	3,310	9,643	−	18,044
Property, plant and equipment	491,180	100,790	34,037	8,705	−	634,712
Operating assets	435,760	87,478	21,632	7,209	−	552,079
Under construction	55,420	13,312	12,405	1,496	−	82,633
Intangible assets	75,681	508	642	755	−	77,586
Total Assets	614,115	187,980	54,522	172,412	(30,746)	998,283

Consolidated assets by operating segment - 12.31.2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	27,713	42,455	10,264	79,700	(17,809)	142,323
Non-current assets	597,341	124,092	43,241	80,413	9	845,096
Long-term receivables	24,657	13,196	5,070	62,042	9	104,974
Investments	2,026	2,081	3,152	9,751	−	17,010
Property, plant and equipment	494,838	108,308	34,373	7,915	−	645,434
Operating assets	441,285	95,122	22,345	6,427	−	565,179
Under construction	53,553	13,186	12,028	1,488	−	80,255
Intangible assets	75,820	507	646	705	−	77,678
Total Assets	625,054	166,547	53,505	160,113	(17,800)	987,419

25	Finance debt
25.1	Balance by type of finance debt
	Consolidated
	03.31.2021	12.31.2020
Banking Market	21,364	26,069
Capital Market	13,233	13,053
Development banks	6,549	6,836
Others	51	51
Total	41,197	46,009
Banking Market	77,536	70,576
Capital Market	148,528	143,557
Development banks	−	1,047
Export Credit Agency	18,286	17,793
Others	1,125	1,056
Total	245,475	234,029
Total finance debt	286,672	280,038
Current	18,755	21,751
Noncurrent	267,917	258,287

Current finance debt is composed of:

	Consolidated
	03.31.2021	12.31.2020
Short-term debt	1,924	5,926
Current portion of long-term debt	13,723	12,382
Accrued interest on short and long-term debt	3,108	3,443
Total	18,755	21,751

At March 31, 2021, there was no default, breach of covenants or change in collateral provided or clauses that would result in change in payment terms compared December 31, 2020.

25.2	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2019	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2020
In Brazil	43,251	7,294	(5,543)	(1,720)	2,034	693	−	−	−	46,009
Abroad	211,731	78,229	(122,397)	(14,958)	16,427	7,830	57,593	(398)	(28)	234,029
Total	254,982	85,523	(127,940)	(16,678)	18,461	8,523	57,593	(398)	(28)	280,038

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Balance at 12.31.2020	Additions	Principal amortization (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 03.31.2021
In Brazil	46,009	−	(5,284)	(456)	443	485	−	−	−	41,197
Abroad	234,029	299	(10,783)	(3,456)	3,431	2,303	19,661	(9)	−	245,475
Total	280,038	299	(16,067)	(3,912)	3,874	2,788	19,661	(9)	−	286,672
Debt restructuring		−	(1,013)	−
Deposits linked to financing		−	−	(1,986)
Net cash used in financing activities		299	(17,080)	(5,898)
(*)It includes pre-payments.
(**)It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

From January to March 2021, the Company used its cash to settle older debts and manage liabilities, aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run, and also to have cash reserve to maintain the Company’s liquidity.

The Company repaid several finance debts, in the amount of R$ 22,978, notably: (i) prepayment of banking loans in the international market totaling R$ 536; (ii) R$ 7,950 to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 1,013; and (iii) total prepayment of R$ 1,265 for loans with development agencies.

25.3	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2021	2022	2023	2024	2025	2026 onwards	Total (**)	Fair value

Financing in U.S. Dollars (US$)(*):	12,985	12,493	20,846	24,809	29,971	124,598	225,702	243,525
Floating rate debt	10,827	12,493	15,632	20,373	24,421	11,627	95,373
Fixed rate debt	2,158	−	5,214	4,436	5,550	112,971	130,329
Average interest rate	4.8%	4.8%	4.8%	5.2%	5.3%	6.6%	6.1%
Financing in Brazilian Reais (R$):	2,815	6,178	9,037	8,064	2,097	13,004	41,195	42,527
Floating rate debt	2,017	4,840	8,267	6,214	1,673	4,509	27,520
Fixed rate debt	798	1,338	770	1,850	424	8,495	13,675
Average interest rate	3.4%	4.7%	6.0%	5.2%	4.4%	4.3%	4.5%
Financing in Euro (€):	190	−	1,919	80	2,903	4,013	9,105	10,289
Fixed rate debt	190	−	1,919	80	2,903	4,013	9,105
Average interest rate	4.6%	-	4.6%	4.7%	4.7%	4.7%	4.7%
Financing in Pound Sterling (£):	201	−	−	−	−	10,469	10,670	11,975
Fixed rate debt	201	−	−	−	−	10,469	10,670
Average interest rate	6.2%	-	-	−	−	6.4%	6.3%
Total on March 31, 2021	16,191	18,671	31,802	32,953	34,971	152,084	286,672	308,316
Average interest rate	4.6%	4.9%	5.0%	5.2%	5.3%	6.5%	6.0%
Total on December 31, 2020	21,751	17,055	30,620	30,977	32,373	147,262	280,038	319,689
Average interest rate	4.6%	4.8%	4.8%	5.1%	5.2%	6.4%	5.9%

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of March 31, 2021 is 11.84 years (11.71 years as of December 31, 2020).

As of March 31, 2021, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 163,316 (R$ 172,717, on December 31, 2020); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 145,000 (R$ 146,972, on December 31, 2020).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 29.3.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2021	2022	2023	2024	2025	2026 onwards	03.31.2021	12.31.2020
Principal	13,453	18,593	31,305	34,484	35620	160,170	293,625	286,503
Interest	9,459	12,801	11,943	11,040	9842	154,844	209,929	202,425
Total (*)	22,912	31,394	43,248	45,524	45,462	315,014	503,554	488,928
(*)The nominal flow of leases is found in note 26. .
43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.4	Lines of credit
				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36

Total				8,350	714	7,636
In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	2,000	−
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	2,000	4,329

26	Lease liabilities

The leases mainly include oil and natural gas production units, drilling rigs and other exploration and production equipment, ships, support vessels, helicopters, land and buildings. The movement of lease contracts recognized as liabilities is shown below:

	Consolidated
	Balance at 12.31.2020	Remeasurement / new contracts	Payment of principal and interest	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 03.31.2021
Brazil	22,556	341	(2,046)	244	1,292	−	(5)	22,382
Abroad	89,954	1,450	(5,994)	1,387	8,239	284	(58)	95,262
Total	112,510	1,791	(8,040)	1,631	9,531	284	(63)	117,644

As of March 31, 2021, the value of the lease liability of Petrobras Parent Company is R$ 126,563 (R$ 121,288 on December 31, 2020), including leases and sub-leases with investees, mainly vessels with PNBV and Transpetro.

The nominal flow (not discounted) without considering future inflation projected in the lease contract flows, by maturity, is shown below:

	Consolidated
Nominal Future Payments	2021	2022	2023	2024	2025	2026 onwards	Total
Balance at March 31, 2021	23,906	25,734	16,925	12,810	10,359	68,015	157,749
Balance at December 31, 2020	29,915	22,400	15,054	11,697	9,481	62,276	150,823

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the first quarter of 2021 amounted to R$ 1,013, representing 13% in relation to fixed payments (R$ 933 and 14% in relation to fixed payments, in the period from January to March 2020).

In the period from January to March 2021, the company recognized lease expenses in the amount of R$ 124 (R$ 262 in the period from January to March 2020), related to contracts with a term of less than one year.

As of March 31, 2021, the nominal value of lease agreements that had not yet been initiated, due to the related assets being under construction or not being made available for use, represents the amount of R$ 457,456 (R$ 350,299 on December 31, 2020). The increase in the quarter basically corresponds to the devaluation of the real against the U.S. dollars in the period, as well as the inclusion of a new contractual commitment to lease a floating production unit.

The sensitivity analysis of financial instruments subject to exchange rate variation is presented in note 29.3.

27	Equity
27.1	Share capital (net of share issuance costs)

As of March 31, 2021, subscribed and fully paid share capital, net of issuance costs, was R$ 205,432, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

There are treasury shares, constituted since 2018, with 222,760 common shares and 72,909 preferred shares.

27.2	Distributions to shareholders

As of March 31, 2021, the balance includes the mandatory dividend for 2020 equivalent to the priority of preferred shareholders, updated by SELIC, in the amount of R$ 4,433 (R$ 4,411 on December 31, 2020), the criterion that prevailed was 5% on the share of capital represented by this type of shares.

On April 14, 2021, the Annual General Shareholders Meeting approved the dividends for the year 2020, in the amount of R$ 10,272, corresponding to R$ 0.787446 per common and preferred share in circulation. Therefore, the additional dividends proposed to ordinary shareholders in the amount of R$ 5,861 were reclassified from Shareholders’ Equity to liabilities on the date of approval.

On April 29, 2021, dividends were paid in the amount of R$ 10,342 (R$ 0.792834 per common and preferred share outstanding) with the restatement by the variation of the Selic rate from December 31, 2020 until the payment date.

27.3	Earnings per share
	Consolidated and Parent Company
	2021	2020
	Jan-Mar	Jan-Mar
Basic and diluted numerator - Net income (loss) attributable to shareholders of Petrobras attributed equally between share classes
Net income (loss) from discontinued operations
Net income (loss) of the period
Common	666	(27,684)
Preferred	501	(20,839)
	1,167	(48,523)

Basic and diluted denominator - Weighted average number of shares outstanding
Common	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261

Basic and diluted net income (loss) per share (R$ per share)
Common	0.09	(3.72)
Preferred	0.09	(3.72)

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential shares in issue.

28	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,279	−	−	3,279
Foreign currency derivatives	−	393	−	393
Interest rate derivatives	−	60	−	60
Balance at March 31, 2021	3,279	453	−	3,732
Balance at December 31, 2020	3,388	591	−	3,979

Liabilities
Foreign currency derivatives	−	(1,471)	−	(1,471)
Commodity derivatives	(3)	−	−	(3)
Balance at March 31, 2021	(3)	(1,471)	−	(1,474)
Balance at December 31, 2020	(51)	(1,402)	−	(1,453)

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The estimated fair value for the company's financing, calculated at current market rates, is set out in note 25.

Certain receivables are classified as fair value through profit or loss, as presented in note 9.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

29	Risk management
29.1	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2021 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	03.31.2021	12.31.2020	03.31.2021	12.31.2020
Derivatives not designated for hedge accounting
Future contracts - total (*)	(122)	(240)	(3)	(51)
Long position/Crude oil and oil products	2,435	3,927	−	−	2021
Short position/Crude oil and oil products	(2,557)	(4,167)	−	−	2021
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	20	-	(2)	−	2021
Long position/Foreign currency forwards (GPB/USD) (**)	GPB 354	GPB 354	155	121	2021
Swap
Foreign currency / Cross-currency Swap (**)	GPB 615	GPB 615	238	227	2026
Foreign currency / Cross-currency Swap (**)	GPB 600	GPB 600	(86)	(134)	2034
Swap – IPCA	3,008	3,008	60	243	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	US$ 729	(1,383)	(1,268)	2024/2029
Total recognized in the Statement of Financial Position			(1,021)	(862)
(*)Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Gains/ (losses) recognized in the statement of income
	2021	2020
	Jan-Mar	Jan-Mar
Commodity derivatives
Other operations - 29.2 (a)	(126)	1,037
Recognized in Other Income and Expenses	(126)	1,037
Currency derivatives
Swap Pounds Sterling x Dollar - 29.3 (b)	157	(1,494)
NDF – Euro x Dollar - 29.3 (b)	−	(328)
NDF – Pounds Sterling x Dollar - 29.3 (b)	20	(103)
Swap CDI x Dollar - 29.3 (b)	(154)	(1,100)
Others	4	(8)
	27	(3,033)
Interest rate derivatives
Swap - CDI X IPCA	(154)	(247)
	(154)	(247)
Cash flow hedge on exports (*)	(6,094)	(6,449)
Recognized in Net finance income (expense)	(6,221)	(9,729)
Total	(6,347)	(8,692)
(*)As presented in note 29.3.

	Gains/ (losses) recognized in other comprehensive income
	2021	2020
	Jan-Mar	Jan-Mar
Cash flow hedge on exports (*)	(24,426)	(93,596)

(*)As presented in note 29.3.

	Guarantees given as collateral
	03.31.2021	12.31.2020
Commodity derivatives	178	69
Currency derivatives	127	403
	305	472

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2021 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	−	(57)	(113)
Forward contracts	Foreign currency - depreciation BRL x USD	4	(28)	(57)
		4	(85)	(170)

⁽*⁾ The probable scenarios were calculated considering the following variations for risks: Oil and Derivatives Prices: fair value as of March 31, 2021 / Real x Dollar – 3.5% appreciation of the real. Source: Focus. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

29.2	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a) Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

29.3	Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of March 31, 2021, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.6973 exchange rate are set out below:

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

				Present value of hedging instrument at 03.31.2021
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From apr/2021 to mar/2031	63,644	362,596

Changes in the present value of hedging instrument	US$ million	R$
Amounts designated as of December 31, 2020	61,502	319,608
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	8,281	46,155
Exports affecting the statement of income	(3,285)	(17,775)
Principal repayments / amortization	(2,854)	(15,913)
Foreign exchange variation	−	30,521
Amount on March 31, 2021	63,644	362,596
Nominal value of hedging instrument (finance debt and lease liability) on March 31, 2021	68,981	393,005

.

According to the 2021-2025 Strategic Plan, there was an increase in expected exports and consequently in highly probable future exports, but not in an amount equal to or greater than the finance debt and lease liabilities subject to designation as hedge instruments. As a result, the relevant increase in Dollar/Real exposure observed during 2020 remains at March 31, 2021, ending the period as a passive foreign exchange exposure, as shown in table 29.3 c - Sensitivity analysis of financial instruments subject to exchange variation.

In the first quarter of 2021, the Company recognized a R$ 2 loss within foreign exchange gains (losses) due to ineffectiveness (a R$ 5 loss in the same period of 2020).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2021 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1,2020	(51,486)	17,506	(33,980)
Recognized in shareholders' equity	(99,467)	33,819	(65,648)
Reclassified to the statement of income - occurred exports	21,754	(7,395)	14,359
Reclassified to the statement of income - exports no longer expected or not occurred	2,554	(868)	1,686
Balance at December 31, 2020	(126,645)	43,062	(83,583)
Recognized in shareholders' equity	(30,521)	10,377	(20,144)
Reclassified to the statement of income - occurred exports	6,094	(2,072)	4,022
Balance at March 31, 2021	(151,072)	51,367	(99,705)

Changes in expectations regarding the realization of export prices and volumes in future revisions of the business plans may determine the need for additional reclassifications of the exchange variation accumulated in shareholders' equity to results. A sensitivity analysis with an average Brent oil price of US$ 10/barrel lower, when compared to the Brent price projections in our Strategic Plan 2021-2025, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2021 is set out below:

	Consolidated
	2021	2022	2023	2024	2025	2026	2027	2028 to 2030	Total
Expected realization	(22,129)	(28,898)	(24,113)	(18,945)	(13,555)	(12,176)	(12,502)	(18,754)	(151,072)

b) Information on ongoing contracts

As of March 31, 2021, the company has outstanding swap contracts - IPCA x CDI and CDI x Dollar, swap - Pound sterling x Dollar and Non Deliverable Forward (NDF) - Pound x Dollar.

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Swap contracts – IPCA x CDI and CDI x Dollar

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. A sensitivity analysis on CDI with a constant increase (parallel shock) of 100 basis points, all other variables remaining constant, would result in a R$ 32 gain, while a constant reduction (parallel shock) of 100 basis points, would result in a R$ 63 gain.

For more information about such agreements, please see the note Para 38.3 of Petrobras financial statements of December 31, 2020.

c) Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 03.31.2021	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	33,062	Dollar / Real	(1,145)	8,266	16,531
Liabilities	(583,666)		20,213	(145,917)	(291,833)
Exchange rate - Cross currency swap	(3,008)		104	(752)	(1,504)
Cash flow hedge on exports	362,596		(12,557)	90,649	181,298
	(191,016)		6,615	(47,754)	(95,508)
Assets	19	Euro / Real	−	5	10
Liabilities	(155)		3	(39)	(78)
	(136)		3	(34)	(68)
Assets	9,212	Euro / Dollar	119	2,303	4,606
Liabilities	(18,392)		(237)	(4,598)	(9,196)
	(9,180)		(118)	(2,295)	(4,590)
Assets	20	Pound Sterling / Real	−	5	10
Liabilities	(133)		3	(33)	(67)
	(113)		3	(28)	(57)
Assets	10,916	Pound Sterling / Dollar	157	2,729	5,458
Liabilities	(21,441)		(309)	(5,360)	(10,721)
Exchange rate - Cross currency swap	9,551		138	2,388	4,776
Non Deliverable Forward (NDF)	2,779		40	695	1,390
	1,805		26	452	903
Total	(198,640)		6,529	(49,659)	(99,320)

(*) At March 31, 2021, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 3.5% appreciation of the Real; Yen x Dollar - a 2.4% appreciation of the Yen; Euro x U.S. Dollar: a 1.3% appreciation of the Euro; Pound Sterling x U.S. Dollar: a 1.49% appreciation of the Pound Sterling; Real x Euro: a 2.2% appreciation of the Real; and Real x Pound Sterling - a 2% appreciation of the Real. Source: Focus and Thomson Reuters.

29.4	Interest rate risk management

The company preferably does not use derivative financial instruments to manage exposure to fluctuations in interest rates, as they do not have significant impacts, except in specific situations presented by Petrobras subsidiaries. The table below informs, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest related to the floating interest rate debts on March 31, 2021. The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense if there is a variation of 25% and 50%, respectively, in the interest rates of these debts (Libor, TJLP, CDI, TR and IPCA).

	Consolidated
Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
LIBOR 1M	56	69	82
LIBOR 3M	60	69	78
LIBOR 6M	2,285	2,560	2,835
CDI	702	878	1,054
TJLP	432	540	648
IPCA	417	521	625
	3,952	4,637	5,322
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.5	Liquidity risk

The Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

30	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

30.1	Transactions with entities of Petrobras group (Parent)

	03.31.2021			12.31.2020
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	19,476	−	19,476	14,992	−	14,992
Dividends receivable	430	−	430	1,134	−	1,134
Amounts related to construction of natural gas pipeline	−	686	686	−	564	564
Other operations	889	672	1,561	430	632	1,062
Advances to suppliers	12	1,221	1,233	12	1,275	1,287
Total	20,807	2,579	23,386	16,568	2,471	19,039
Liabilities
Lease liabilities (*)	(2,184)	(3,111)	(5,295)	(2,517)	(3,097)	(5,614)
Prepayment of exports	(95,309)	(325,706)	(421,015)	(54,871)	(302,601)	(357,472)
Accounts payable to suppliers	(14,160)	−	(14,160)	(55,931)	−	(55,931)
Purchases of crude oil, oil products and others	(11,954)	−	(11,954)	(53,526)	−	(53,526)
Affreightment of platforms	(458)	−	(458)	(624)	−	(624)
Advances from clients	(1,718)	−	(1,718)	(1,745)	−	(1,745)
Other operations	(30)	−	(30)	(36)	−	(36)
Total	(111,653)	(328,817)	(440,470)	(113,319)	(305,698)	(419,017)

(*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16.

	2021	2020
	Jan-Mar	Jan-Mar
Profit or Loss
Gross revenues, mainly sales revenues	51,396	41,133
Foreign exchange and inflation indexation charges, net (**)	(18,065)	(34,712)
Financial income (expenses), net (**)	(5,749)	(7,036)
Total	27,582	(615)

(**) Includes the amount of R$ 294 of passive exchange variation and R$ 93 of financial expense related to leasing and sub-lease operations required by IFRS 16.

30.2	Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	03.31.2021	12.31.2020
Accounts receivable, net	25,537	10,121
Credit rights assignments	(21,237)	(10,580)

	2021	2020
	Jan-Mar	Jan-Mar
Financial Income FIDC-NP	100	699
Financial Expenses FIDC-NP	(98)	(764)
Net finance income (expense)	2	(65)

30.3	Guarantees

Petrobras has the procedure of granting guarantees to subsidiaries and controlled companies for some financial operations carried out in Brazil and abroad, with no significant variations in guarantees compared to December 31, 2020.

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The guarantees offered by Petrobras, mainly personal, are made based on contractual clauses that support the financial transactions between the subsidiaries / controlled companies and third parties, ensuring assumption of compliance with the third party's obligation, in case the original debtor does not do so.

The financial transactions carried out by the subsidiaries and guaranteed by Petrobras are presented in note 39.6 to Petrobras' financial statements as of December 31, 2020.

30.4	Investments in debt securities of subsidiaries

As of March 31, 2021, a subsidiary of PIB BV maintained resources invested directly or through an investment fund abroad that held, among others, debt securities of PGF and CDMPI, equivalent to R$ 5,964 (R$ 5,368, as of December 31, 2020).

30.5	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	03.31.2021		12.31.2020
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrobras Distribuidora (BR)	878	278	1,020	205
Natural Gas Transportation Companies	325	1,134	383	994
State-controlled gas distributors (joint ventures)	1,077	281	1,170	355
Petrochemical companies (associates)	54	70	88	46
Other associates and joint ventures	641	175	789	624
Subtotal	2,975	1,938	3,450	2,224
Brazilian government
Government bonds	7,707	−	8,483	−
Banks controlled by the Brazilian Government	40,559	18,098	39,892	19,266
Receivables from the Electricity sector	949	−	1,064	−
Petroleum and alcohol account - receivables from the Brazilian Government (note 9.1)	2,566	−	2,503	−
Brazilian Federal Government – dividends	9	−	9	−
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	−	111	−	−
Others	122	172	201	238
Subtotal	51,912	18,381	52,152	19,504
Pension plans	271	169	268	339
Total	55,158	20,488	55,870	22,067
Current assets	12,124	4,948	13,841	6,366
Non-current assets	43,034	15,540	42,029	15,701

The income/expenses of significant transactions are set out in the following table:

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2021	2020
	Jan-Mar	Jan-Mar
Joint ventures and associates
Petrobras Distribuidora (BR)	18,152	14,205
Natural Gas Transportation Companies	(1,345)	(2,328)
State-controlled gas distributors (joint ventures)	2,461	2,501
Petrochemical companies (associates)	4,210	4,374
Other associates and joint ventures	234	417
Subtotal	23,712	19,169
Brazilian government
Government bonds	37	56
Banks controlled by the Brazilian Government	(347)	(410)
Receivables from the Electricity sector	83	60
Petroleum and alcohol account - receivables from the Brazilian Government	63	6
Brazilian Federal Government – dividends	−	(11)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(169)	(177)
Others	54	1
Subtotal	(279)	(475)
Pension funds	−	−
Total	23,433	18,694

Revenues, mainly sales revenues	25,960	22,216
Purchases and services	(2,083)	(3,191)
Operating income and expense	(235)	−
Foreign exchange and inflation indexation charges, net	(219)	(265)
Finance income (expenses), net	10	(66)
Total	23,433	18,694

The liability with pension plans of the company's employees and managed by the Petros Foundation, which includes debt instruments, is presented in note 13.

30.6	Compensation of key management personnel

The total compensations of Executive Officers and Board Members of Petrobras parent company are governed by the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), Ministry of Economy and Ministry of Mines and Energy of Brazil, and are set out as follows:

Parent Company

	Jan-Mar/2021			Jan-Mar/2020
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	3.8	0.2	4.0	3.5	0.1	3.6
Social security and other employee-related taxes	1.1	−	1.1	0.9	−	0.9
Post-employment benefits (pension plan)	0.3	−	0.3	0.3	−	0.3
Benefits due to termination of tenure	0.2	−	0.2	0.0	−	0.0
Total compensation recognized in the statement of income	5.4	0.2	5.6	4.7	0.1	4.8
Total compensation paid	5.6	0.2	5.8	4.7	0.1	4.8
Average number of members in the period (*)	9.00	10.00	19.00	9.00	9.33	18.33
Average number of paid members in the period (**)	9.00	5.00	14.00	9.00	4.00	13.00

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first quarter of 2021, the consolidated expense (Petrobras and affiliates) with the total compensation of the company's officers and directors totaled R$ 19.15 (R$ 16.14 in the first quarter of 2020).

On July 22, 2020, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at R$ 43.3 from April 2020 to March 2021. On April 14, 2021, the Company’s Annual Shareholders’ Meeting set the threshold at R$ 47 from April 2021 to March 2022.

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

The members of the Board of Directors who participate in the Statutory Audit Committee waive the remuneration of the Board Member, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016. These members were entitled to a total compensation of R$ 618 thousand in the period from January to March 2021 (R$ 741.3 thousand, considering social charges) . As of March 31, 2020, the accumulated remuneration in the period was R$ 549 thousand (R$ 659 thousand, considering social charges).

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31	Supplemental information on statement of cash flows
	Consolidated
	2021	2020
	Jan-Mar	Jan-Mar
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	1,029	1,965
Capital expenditures and financing activities not involving cash
Lease	2,106	1,964
Provision/(reversals) for decommissioning costs	(7)	−

32	Subsequent events

Sale of Mangue Seco Wind Farms 1, 3 and 4

In April 2021, Petrobras finalized the sale of its entire 49% interest in the companies Eólica Mangue Seco 1, 3 and 4 - Geradora e Comercializadora de Energia Elétrica S.A. to V2I Energia S.A., invested by Vinci Energia Fundo de Investimento em Participações em Infraestrutura, which is managed by Vinci Infraestrutura Gestora de Recursos Ltda.

After the fulfillment of all the precedent conditions, the operations were concluded with the payment of R$ 44 to Petrobras (Wind Farm 1) and R$ 78.2 (Wind Farms 3 and 4), already with the adjustments foreseen in the purchase contract and sale of shares. In relation to Wind Farms 3 and 4, it is added to the amount of R$ 22.5 paid to Petrobras at the signing of the contract, totaling R$ 100.7.

Petrobras on agreement with Amazonas Energia

On April 7, 2021, Petrobras and its subsidiaries Breitener Tambaqui S.A. and Breitener Jaraqui S.A. signed a legal agreement with Amazonas Energia S.A. (debtor) and Centrais Elétricas Brasileiras S.A. - Eletrobras (jointly responsible) , in the amount of R$ 436, for the collection of amounts relating to seven lawsuits, which will be suspended until the full settlement of the negotiated credits. The amount will be settled by the debtor in 60 installments, calculated by the constant amortization system - SAC, updated based on 124.75% of the CDI, until its full settlement.

The agreement also included the recovery of Petrobras' credit, in the amount of approximately R$ 3.2 related to an invoice issued in September 2019, settled by Amazonas Energia S/A in April 2021.

The signing of the agreement will generate a positive effect on the Company’s statement of income in the second quarter of 2021 of R$ 328, net of tax effects.

Surplus of Transfer of Rights in the Production Sharing Agreement in Atapu and Sépia

On April 9, 2020, the Company’s Board of Directors approved the signing of an agreement with the Brazilian Federal Government that establishes the participation in each contract and the compensation value to Petrobras in case of bidding for the Surplus Oil of Transfer of Rights Agreement in Sepia and Atapu fields. On April 16, 2021, this agreement was approved by the Ministry of Mines and Energy.

With the publication of MME Ordinance No. 23/2020, complemented by MME Ordinance No. 493/2021, Petrobras and PPSA previously reviewed and defined the amounts of compensation to be paid by the new contractor prior to the bidding process for the Surplus Oil of Transfer of Rights Agreement to Petrobras for the deferral of cash flow in the two areas, as well as the participation of the Transfer of Rights and production sharing contracts.

The agreement provides for the following terms: compensation of US$ 3,254 million for the 60.5% stake of the new contractor in Atapu field and US$ 3,200 million for the 68.7% stake in Sepia field. In addition, there is contingent payment (earn out), due between 2022 and 2032, which will be payable as of the last business day of January of the subsequent year since the Brent oil price reaches an annual average higher than US$ 40 per barrel, limited to US$ 70 per barrel. Such payments have a one-year grace period for the payment of the first installment of the earn out, from 2023 to 2024, adjusted at 8.99% p.a.

These conditions will be established in a Co-Participation Agreement that will bind Petrobras to the new contractor in the area(s). The Co-Participation Agreement will only be effective with the signing of the Production Sharing Contract and the payment of compensation to Petrobras, when the contractors will have access to their participation in the production from Sépia and Atapu fields.

On April 28, 2021, Petrobras expressed to the National Energy Policy Council (Conselho Nacional de Política Energética -CNPE) the interest in the preemptive right in the Second Bidding Round of the Excessive Volumes of the Transfer of Rights in the Production Sharing regime, with the expression of interest in the right preferably in the areas of Atapu and Sépia, with a percentage of 30%, considering the parameters disclosed in the Resolution of CNPE nº 05, of April 22, 2021, and in the Ordinance of the Ministry of Mines and Energy (MME) nº 08, of April 19, 2021.

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The amounts corresponding to the subscription bonuses to be paid, if there is confirmation of the participation percentages under the terms above by CNPE, will be R$ 1,201 for Atapu and R$ 2,141 for Sépia.

Settlement of cash tender offer

On April 12, 2021, Petrobras concluded the tender offer to buy back global notes maturing between 2024 and 2050, made by its wholly-owned subsidiary PGF BV. The principal amount delivered by investors, excluding unpaid accrued interest, was US$ 2,496 million. The total amount paid was US$ 2,720 million, considering the prices offered and excluding accrued interest until the closing date.

Petrobras on approval of the sale of a 10% interest in NTS

On April 30, 2021, Petrobras concluded the sale of its remaining 10% interest in Nova Transportadora do Sudeste S.A. (NTS) to Nova Infraestrutura Gasodutos Participações S.A., a company formed by the Nova Infraestrutura Fundo de Investimentos em Participações Multiestratégia (FIP), an investment fund managed by Brookfield Brasil Asset Management Investimentos Ltda, and by Itaúsa SA, current controlling shareholders of NTS, for the amount of R$ 1.8 billion.

Considering the dividend discount, interest on shareholders’ equity and restitution through capital reduction, received by Petrobras throughout the year 2020 and 2021, and the other adjustments provided for in the contract according to the base date of the operation, the entry cash flow was R$ 1.5 billion, an amount totally received on the date of signature and conclusion of the transaction.

Petrobras extends the term of the committed credit line

On April 30, 2021, Petrobras extended part of the Revolving Credit Facility with maturity in March 2024, in the amount of US$ 3,250 million, for another two years. Thus, of the total credit line, US$ 2,050 million can be withdrawn until 2026. The other amount remains due in the original term.

Petrobras signs contract for the sale of thermoelectric plants

On May 3, 2021, Petrobras signed with São Francisco Energia SA, a subsidiary of Global Participações em Energia SA, a contract for the sale of the three thermoelectric plants powered by fuel oil, located in Camaçari, in the state of Bahia (UTEs Polo Camaçari). The value of the contract is R$ 95, of which R$ 27 is a contingent installment to be deposited in an escrow account, depending on the favorable solution of the administrative process, being also subject to adjustments provided for in the contract until the closing of the transaction, and the fulfillment of precedent conditions, such as the approvals of the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE) and of the National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL).

The Company will recognize a loss in the amount of R$ 294, net of tax effects, due to the difference between the sale value and the book value of the assets.

Agreement with Companhia de Eletricidade do Amapá

On May 11, 2021, Petrobras signed a judicial agreement with Companhia de Eletricidade do Amapá (CEA) to close the dispute and recover credit, in the amount of R$ 314. The agreement establishes the payment to Petrobras of R$ 132,6 unconditionally, to be settled in 24 successive monthly installments (sub-credit A). Negative goodwill will be granted in the remaining amount of R$ 181.4, which was also divided into 24 monthly and successive installments (subcredit B), provided that payments occur on time. For each installment paid in sub-credit A, CEA will receive a bonus corresponding to a portion of sub-credit B of the debt. In the event of default, as provided for in the agreement, Petrobras may require all installments to be due on both debt sub-credits.

The agreement is subject to the following suspensive conditions: (i) the successful bid for the privatization of CEA scheduled to take place by June 30, 2021; and (ii) transfer of controlling interest in CEA until December 31, 2021.

Given these conditions, the agreement will have a positive effect on Petrobras' consolidated result of R$ 132.6, without considering the tax effects. The credit was already provisioned on December 31, 2020.

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NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

33.	Correlation between the explanatory notes of December 31, 2020 and the ones of March 31, 2021
	Number of notes
Notes to the Financial Statements	Annual for 2020	Quarterly information for 1Q-21
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	8	3
Sales revenues	9	4
Costs and Expenses by nature	10	5
Other income and expenses	11	6
Net finance income (expense)	12	7
Segment information – Statement of Income	13	8
Trade and other receivables	14	9
Inventories	15	10
Taxes	17	11
Short-term benefits	18	12
Employee benefits (Post-Employment)	19	13
Provisions for legal proceedings	20	14
Provision for decommissioning costs	21	15
The “Lava Jato (Car Wash) investigation” and its effects on the Company	23	16
Property, plant and equipment	25	17
Intangible assets	26	18
Impairment	27	19
Exploration and evaluation of oil and gas reserves	28	20
Collateral for crude oil exploration concession agreements	29	21
Investments	31	22
Disposal of Assets and other changes in organizational structure	32	23
Segment information – Asset	33	24
Finance debt	34	25
Leases	35	26
Equity	36	27
Fair value of financial assets and liabilities	37	28
Risk management	38	29
Related-party transactions	39	30
Supplemental information on statement of cash flows	40	31
Subsequent events	41	32

The notes to the annual report 2020 that were suppressed in the interim financial statements of March 31, 2021 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Context, resilience measures and impacts caused by COVID-19	6
Capital management	7
Trade payables	16
Other assets and liabilities	22
Commitment to purchase natural gas	24
Partnerships in exploration and production activities	30

55

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 25 of CVM Instruction 480, of December 7, 2009, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the three-month period ended March 31, 2021;

(ii) reviewed, discussed and agreed with the opinions expressed in the report of KPMG Auditores Independentes regarding the Interim Financial Statements of Petrobras for the three-month period ended March 31, 2021.

Rio de Janeiro, May 13, 2021.

Joaquim Silva e Luna	Rodrigo Araujo Alves

Chief Executive Officer	Chief Financial and Investor Relations Officer

Rodrigo Costa Lima e Silva	Fernando Assumpção Borges

Chief Refining and Natural Gas Executive Officer	Chief Exploration and Production Executive Officer

Cláudio Rogério Linassi Mastella	Roberto Furian Ardenghy

Chief Logistics and Trade Executive Officer	Chief Institutional Relations and Sustainability Executive Officer

João Henrique Rittershaussen	Marcelo Barbosa de Castro Zenkner

Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Nicolás Simone

Chief Digital Transformation and Innovation Officer

56

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended March 31, 2021, which comprises the balance sheet as of March 31, 2021 and the respective statements of income and comprehensive income and statements of changes in shareholders' equity and of cash flows for the three-months period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

57

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters - Statements of added value

The individual and consolidated statements of value added for the three-months period ended March 31, 2021, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, May 13, 2021

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

58

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer